SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

Portugal Telecom

Consolidated Report

First Quarter 2013

Portugal Telecom

Consolidated report

First quarter 2013

01 Financial review	4

02 Business performance	16

Portuguese telecommunication businesses	16

International businesses	24

Consolidated financial statements	30

Glossary	54

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Telecommunications in Portugal

Customer segment (Euro million)		Revenues
Residential		183
Personal	> PT Comunicações 100%	156
Enterprise	> TMN 100%	202
Other		93
Total		634

Telecommunications in Brazil

Customer segment		Revenues (R$million, 100%)
Residential		2,555
Personal	> Oi 23.3%	2,316
Enterprise		2,079
Other		91
Total		7,041

Other telecommunications businesses

			Revenues (Euro million)
Unitel 25% (a) (b)	> Angola	> Mobile	376
CTM 28% (b) (c)	> Macao	> Wireline, mobile	37
MTC 34% (a)	> Namibia	> Mobile	20
CVT 40% (a)	> Cape Verde	> Wireline, mobile	9
Timor Telecom 41% (d)	> East Timor	> Wireline, mobile	7
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	1

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) These stakes are consolidated by the equity method of accounting. (c)  On 13 January, PT announced that it has entered into a definitive agreement for the sale of its stake in CTM to Citic Telecom International Holdings Limited. (d) PT increased its stake in Timor Telecom from 41.12% to 44.17% in March 2013.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%]; Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%]; Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%];

01

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	1Q13	1Q12	y.o.y
Operating revenues	1,552.6	1,715.7	(9.5)%
Portugal (2)	634.4	680.4	(6.8)%
Residential	182.5	176.9	3.2%
Personal	156.3	169.3	(7.7)%
Enterprise	202.2	226.0	(10.5)%
Wholesale, other and eliminations	93.4	108.2	(13.6)%
Brazil • Oi	723.9	788.4	(8.2)%
Other and eliminations	194.2	246.9	(21.3)%
Operating costs (3)	1,026.3	1,144.0	(10.3)%
Wages and salaries	248.2	293.3	(15.3)%
Direct costs	266.2	295.7	(10.0)%
Commercial costs	122.2	124.6	(1.9)%
Other operating costs	389.7	430.4	(9.4)%
EBITDA (4)	526.3	571.7	(7.9)%
Post retirement benefits	12.5	16.2	(22.7)%
Depreciation and amortisation	340.4	346.7	(1.8)%
Income from operations (5)	173.4	208.8	(17.0)%
Other expenses (income)	(20.9)	11.1	n.m.
Curtailment costs, net	0.6	0.9	(24.4)%
Net losses (gains) on disposal of fixed assets	(0.4)	0.9	n.m.
Net other costs (gains)	(21.1)	9.4	n.m.
Income before financ. & inc. taxes	194.2	197.7	(1.7)%
Financial expenses (income)	123.2	96.6	27.5%
Net interest expenses (income)	145.7	107.6	35.4%
Equity in earnings of affiliates, net	(40.1)	(46.2)	(13.4)%
Net other financial losses (gains)	17.6	35.2	(50.2)%
Income before income taxes	71.1	101.0	(29.7)%
Provision for income taxes	(32.3)	(21.2)	52.2%
Income before non-controlling interests	38.8	79.8	(51.4)%
Losses (income) attributable to non-controlling interests	(12.0)	(24.4)	(50.7)%
Consolidated net income	26.7	55.4	(51.7)%

(1) The consolidated income statement was adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Businesses in Portugal include wireline and TMN. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 1Q13, consolidated operating revenues decreased by Euro 163 million to Euro 1,553 million (-9.5% y.o.y), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 116 million), and the revenue decline in the Portuguese telecommunications businesses (Euro 46 million) and international businesses which was partially offset by the higher contribution from Oi.

In 1Q13, revenues from Portuguese telecommunications businesses decreased by 6.8% y.o.y, having improved the trend when compared to 4Q12 (-8.1% y.o.y). This performance was achieved against a backdrop of adverse calendar effects, including 2012 being a leap year and Easter being in 1Q13, and was due to sustained growth in the Residencial segment, improving trends in the Personal and Wholesale segments and notwithstanding the deterioration observed in enterprises. The total decline in revenues was primarily due to: (1) the decline in the Enterprise customer segment (Euro 24 million, -10.5% y.o.y), impacted by strong cost cutting strategies implemented by corporates and SMEs, leading to lower consumption and increased pricing pressure; (2) the decline in the Personal customer segment (Euro 13 million, -7.7% y.o.y), as a result of lower customer revenues (Euro 12 million, -8.6% y.o.y), reflecting challenging economic conditions and pricing pressure, notwithstanding a continued improvement in the sequential quarterly trend (-11.2% y.o.y in 3Q12; -9.1% y.o.y in 4Q12, and -8.6% y.o.y in 1Q13), and lower interconnection revenues (Euro 5 million, -40.2% y.o.y), following the regulated tariff declines, which will tend to average out in 2013, having a stronger impact during 1H13, which more than offset an increase in sales (Euro 5 million, +40.7% y.o.y), and (3) lower revenues from wholesale and other businesses (Euro 15 million, -13.6% y.o.y), including the impact of lower capacity sales (Euro 8 million, -26% y.o.y), the decline in the directories business (Euro 3 million, -31.6% y.o.y) and a decline in revenues from public phones. These negative effects were partially offset by an increase in revenues from the Residential customer segment (Euro 6 million, +3.2% y.o.y), mainly related to pay-TV and broadband revenues, which are underpinned by the strong performance and continued market share gains of MEO’s triple-play offers. In 1Q13, the total effect on revenues from adverse calendar effects amounted to Euro 5 million while the total direct impact of regulation in revenues amounted to Euro 14 million. Excluding the impact of regulation, revenues in Portuguese telecommunications businesses would have declined by 4.6% y.o.y in 1Q13.

Oi’s revenues proportionally consolidated stood at Euro 724 million (R$ 7,451 million, equivalent to 100%) in 1Q13, compared to Euro 788 million (R$ 7,130 million, equivalent to 100%) in 1Q12, a decrease of Euro 64 million reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 100 million). On a constant currency basis, the contribution of Oi to PT’s consolidated operating revenues in 1Q13 would have amounted to Euro 824 million, representing an increase of Euro 35 million primarily explained by: (1) higher revenues from the Residential segment, due to the positive contribution of broadband and pay-TV revenues that more than offset lower fixed voice revenues; (2) an increase in the Personal Mobility segment revenues, on the back of higher revenues from traffic, broadband services and monthly fees, underpinned by Oi’s strong focus in the postpaid and higher income segments, and (3) higher sales, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market. Oi’s revenues were proportionally consolidated based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other revenues, including intra-group eliminations, decreased by 21.3% y.o.y to Euro 194 million in 1Q13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 22 million). Excluding this effect, the reduction in other revenues is primarily explained by a lower contribution from Contax.

The contribution from fully and proportionally consolidated international assets to consolidated operating revenues stood at 58.7% in 1Q13, while Brazil accounted for 53.7%.

Consolidated Operating Costs (excluding PRBs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits decreased by Euro 118 million (-10.3% y.o.y) to Euro 1,026 million in 1Q13, as compared to Euro 1,144 million in 1Q12, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 83 million). Adjusting for this effect, consolidated operating costs would have decreased by 3.0% y.o.y (Euro 35 million) to Euro 1,109 million in 1Q13, primarily as a result of lower contributions from: (1) the Portuguese telecommunications businesses (Euro 10 million), explained by lower third party costs and lower marketing expenses that reflect PT’s cost cutting efforts, lower direct costs and costs of goods sold, reflecting the reductions in services rendered and sales, and lower commissions benefiting from lower churn; (2) Brazilian assets (Euro 14 million), benefitting from lower personnel costs, direct costs and provisions and notwithstanding higher third party costs, namely related to maintenance expenses; and (3) Africatel businesses (Euro 5 million).

Wages and salaries decreased by Euro 45 million (-15.3% y.o.y) to Euro 248 million in 1Q13, as compared to Euro 293 million in 1Q12, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 19 million). Excluding this effect, wages and salaries would have decreased by 8.7% y.o.y (Euro 26 million), primarily explained by lower contributions from: Oi (Euro 24 million), benefitting from lower variable remunerations, which more than offset higher fixed remunerations due to the in-sourcing of some external operations, the expansion of sales channels and the development of regional branches throughout the year 2012 that together translated into increased staff levels; and (2) Contax (Euro 6 million), benefitting from a change in Brazilian legislation as from 2Q12 that translated into lower social security charges. These effects more than offset a higher contribution from the Portuguese telecommunications business (Euro 3 million), reflecting higher allocation of field force engineers to maintenance and repair activities due to adverse weather conditions. Wages and salaries accounted for 16.0% of consolidated operating revenues in 1Q13.

Direct costs decreased by Euro 30 million (-10.0% y.o.y) to Euro 266 million in 1Q13, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 21 million). Adjusting for this effect, direct costs would have decreased by 2.9% y.o.y (Euro 9 million) in 1Q13, primarily as a result of lower contributions from: (1) Oi (Euro 4 million), reflecting mainly a reduction in interconnection costs due to lower traffic and the net effect of the cut in the mobile termination rate (MTR), partially offset by increases in TU-RL and SMS traffic; (2) Africatel businesses (Euro 2 million); and (3) the Portuguese telecommunications businesses (Euro 1 million), as a result of lower traffic costs at TMN, explained by the impact of the regulatory MTR cuts and the decrease in related services, and lower costs associated with the directories business, which more than offset higher programming costs. Direct costs accounted for 17.1% of consolidated operating revenues in 1Q13.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, remained broadly stable at Euro 122 million in 1Q13, when compared to Euro 125 million in 1Q12, although impacted by the effect of the depreciation of the Brazilian Real against the Euro (Euro 7 million). Excluding this effect, commercial costs would have increased by 3.5% y.o.y (Euro 4 million), reflecting a higher contribution from Oi

(Euro 16 million), explained mainly by higher costs of goods sold, reflecting Oi’s return to the handset market in line with its strategy of focus on high-end customers, and also higher commissions that reflect increased commercial activity that translated into higher services and sales. This effect was partially offset by a lower contribution from at the Portuguese telecommunications business (Euro 12 million), explained by (1) lower costs of goods sold, reflecting lower equipment sales, lower subsidies and lower average cost of handsets, (2) lower commissions, reflecting lower churn and notwithstanding continued customer growth, and (3) lower marketing and publicity, reflecting a strong focus on cost efficiency. Commercial costs accounted for 7.9% of consolidated operating revenues in 1Q13.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, decreased by Euro 41 million in 1Q13 to Euro 390 million, as compared to Euro 430 million in 1Q12, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 36 million). Adjusting for this effect, other operating costs would have decreased by 1.1% y.o.y (Euro 5 million) in 1Q13 to Euro 426 million, mainly due to lower contributions from Portuguese support companies and Africatel businesses, which more than offset a higher contribution from Brazilian operations (Euro 4 million), reflecting primarily higher plant maintenance expenses at Oi, due to the increase in customer base and focus on higher quality. Other operating costs from the Portuguese telecommunication businesses remained broadly stable at Euro 126 million in 1Q13, when compared to Euro 125 million in 1Q12, as the benefits from PT’s FTTH network and the extensive field force transformation programme were offset by higher maintenance costs due to adverse weather conditions in 1Q13.

EBITDA

In 1Q13, consolidated EBITDA decreased by Euro 45 million (-7.9% y.o.y) to Euro 526 million, as compared to Euro 572 million in 1Q12, mainly due to the impact of the depreciation of the Brazilian Real against the Euro (Euro 33 million) and the EBITDA decline in the Portuguese telecommunications businesses (Euro 36 million, -11.7% y.o.y), which is explained by lower revenues (Euro 46 million), including in 1Q13 the unfavourable calendar effects referred to above and the worst weather conditions in 40 years, leading to higher maintenance costs. This decline was partially offset by a higher contribution from Oi (Euro 24 million, on a constant currency basis), reflecting mostly the revenue improvement as explained above and also lower personnel costs and provisions, which more than offset higher supplies and external services and commercial costs. On a constant currency basis, EBITDA from other businesses remained broadly flat at Euro 36 million.

EBITDA by business segment (1)	Euro million

	1Q13	1Q12	y.o.y
Portugal	271.6	307.7	(11.7)%
Brazil • Oi	220.7	227.3	(2.9)%
Other	34.0	36.8	(7.6)%
EBITDA	526.3	571.7	(7.9)%
EBITDA margin (%) (2)	33.9	33.3	0.6	pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues

EBITDA from the Portuguese telecommunications businesses amounted to Euro 272 million in 1Q13 (-11.7% y.o.y), equivalent to a 42.8% margin. The EBITDA performance is the result of the decline in service revenues (Euro 43 million), which have high operating leverage. In effect, while service revenues minus direct costs declined by Euro 42 million, EBITDA declined by Euro 36 million, reflecting a continuous focus on cost cutting and profitability of operations. This performance is even more noteworthy as it was achieved against a backdrop of heavy rain in 1Q13, as total rainfall in 1Q13 was 6.7x higher than in 1Q12 and 2.4x higher than the average of the first quarter of the two previous years. This affects copper customers requiring more customer support and leading to higher maintenance activities, including more truck rolls. The total combined impact of the adverse weather conditions in opex in 1Q13, including higher external expenses, overtime remunerations and costs associated with the launch of M4O, amounted to Euro 6 million in the quarter. Excluding these effects, opex in Portuguese telecommunications businesses would have declined by 4.1% y.o.y in 1Q13. The opex performance in the Portuguese telecommunications businesses was impacted by higher direct costs in the large corporates reflecting primarily a higher weight of VAS and IT/IS services in this segment.

In 1Q13, Oi’s EBITDA stood at Euro 221 million (R$ 2,272 million, equivalent to 100%), compared to Euro 227 million (R$ 2,055 million, equivalent to 100%) in 1Q12, an Euro 7 million decrease that includes the impact of the depreciation of the Brazilian Real against the Euro (Euro 30 million). On a constant currency basis, the contribution of Oi to PT’s consolidated EBITDA would have increased by Euro 24 million over the same period of last year, to Euro 251 million in 1Q13, explained primarily by higher operating revenues and lower personnel costs, reflecting Oi’s resolution to reduce the level of variable remunerations and lower provisions. These effects more than offset higher external services, mainly due to increased maintenance expenses that reflect customer growth and focus on improving quality, and also higher commercial costs, namely commission expenses and costs of goods sold, reflecting increased commercial activity. Oi’s EBITDA was proportionally consolidated based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other EBITDA decreased by 7.6% y.o.y (Euro 3 million) to Euro 34 million in 1Q13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 5 million). On a constant currency basis, EBITDA from other businesses increased to circa Euro 2 million, reflecting higher revenues from MTC (Euro 3 million) and Contax (Euro 4 million), which more than offset a lower contribution from Cabo Verde Telecom, due to an adverse regulatory environment, and Timor Telecom.

Fully and proportionally consolidated international assets represented 52.0% of PT’s consolidated EBITDA in 1Q13, while the Brazilian businesses accounted for 44.7% of EBITDA in the period, as compared to 49.3% and 42.1% in 1Q12, respectively.

Net income

Post retirement benefits costs decreased from Euro 16 million in 1Q12 to Euro 13 million in 1Q13 due to a lower contribution from the Portuguese telecommunications businesses (Euro 4 million), which reflects the reduction in the discount rates undertaken at the end of 2012, leading to a lower net interest cost in 1Q13. Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of a revised version of IAS 19 Employee Benefits. Additional information is available under the section “Other disclosures, changes in accounting policies and estimates”.

Depreciation and amortisation costs decreased to Euro 340 million in 1Q13, compared to Euro 347 million in 1Q12 (-1.8% y.o.y). Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 22 million), depreciation and amortisation costs would have increased by 4.5% y.o.y (Euro 16 million) to Euro 362 million in 1Q13. This increase is explained primarily by a higher contribution from Oi (Euro 19 million, on a constant currency basis) as a result of the increased investments made in 2012, namely in the coverage and capacity of Oi’s 2G and 3G networks, in the capacity, capillarity and quality of the wireline and broadband networks and in the acquisition of the 4G-LTE license. The higher depreciation and amortisation costs at Oi were partially offset by lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 5 million), reflecting the decline in capex occurred in 2012 against the backdrop of the investments in future proof technologies and networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Net other gains amounted to Euro 21 million in 1Q13 as compared to net other costs of Euro 9 million in 1Q12. The improvement of Euro 31 million reflects primarily the impact of the negotiation of the wireline Concession Agreement with the Government.

Net interest expenses increased to Euro 146 million in 1Q13 as compared to Euro 108 million in 1Q12, reflecting primarily: (1) an increase in the average cost of net debt excluding the proportional consolidation of Oi and Contax, from 3.6% in 1Q12 to 5.3% in 1Q13, mainly as a result of a lower return on cash applications and also an increase in the cost of gross debt from 4.4% in 1Q12 to 4.9% in 1Q13, and (2) a higher contribution from Oi, Contax and its controlling shareholders, including the impact of the increase in its average net debt, that more than compensated the reduction in the cost of debt in Brazil and the depreciation of the Brazilian Real against the Euro. The increase in Oi’s net debt is mainly explained by: (1) payments made in April 2012 in connection with Oi’s corporate simplification; (2) the negative free cash flow generated between 1Q12 and 1Q13, reflecting mainly legal action payments, and (3) the dividends paid in May and August 2012.

Equity in earnings of affiliates amounted to Euro 40 million in 1Q13, as compared to Euro 46 million in 1Q12, mainly due to tax and currency effects as operationally equity consolidated companies continue to perform.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, decreased from Euro 35 million in 1Q12 to Euro 18 million in 1Q13, reflecting primarily: (1) lower net foreign currency losses (Euro 9 million), explained by the impact of the depreciation of the US Dollar against the Euro in 1Q12 on net assets denominated in US Dollars; (2) lower net other financial expenses at Oi, mainly related to banking services and certain other financial costs, and (3) lower commissions at Portuguese operations.

Income taxes amounted to Euro 32 million in 1Q13 and Euro 21 million in 1Q12, corresponding to an effective tax rate of 45.4% and 21.0%, respectively. The increase in the effective tax rate is explained primarily by a significantly lower effective tax rate from Brazilian operations in 1Q12. Adjusting for the contribution from Brazilian operations and also higher non-deductible financial expenses and higher provisions for income taxes in the Portuguese operations in 1Q13, the effective tax rate would have been 28.5% in 1Q13 and 31.3% in 1Q12.

Income attributable to non-controlling interests amounted to Euro 12 million in 1Q13 and Euro 24 million in 1Q12. The reduction of Euro 12 million reflects a lower income attributable to non-controlling interests of: (1) the African businesses (Euro 8 million), mainly due to tax and currency effects, and (2) Oi (Euro 4 million), as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 27 million in 1Q13 compared to Euro 55 million in 1Q12, a decrease primarily explained by lower income from operations.

Shareholder Remuneration

Following the shareholder approval at the AGM that was held on 19 April 2013, PT paid the dividend in relation to fiscal year 2012 amounting to Euro 0.325 per share. This cash payment took place on 17 May 2013.

Capex

Capex amounted to Euro 287 million in 1Q13, equivalent to 18.5% of revenues, as compared to Euro 259 million in 1Q12. Excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 23 million), capex would have increased 19.6% y.o.y in 1Q13 to Euro 310 million. This increase is explained by a higher contribution from Oi (Euro 66 million in constant currency), reflecting the investments made in 3G coverage and capacity, in the initial rollout of the 4G-LTE network and in the capacity, capillarity and quality of the wireline and broadband networks. Oi’s higher contribution was partially offset by a lower contribution from Portuguese telecommunications businesses (Euro 16 million), which stood at Euro 99 million in 1Q13. This decline reflects the investments in future proof technologies and networks undertaken in previous years, which are translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal. Capex from other businesses remained broadly stable at Euro 23 million in 1Q13, as the higher capex from MTC, mostly directed to network upgrades and investments in new IT systems, was offset by a lower capex at CVT and CST, following the investments realised in 2012 in the rollout of the submarine cable.

Capex by business segment	Euro million

	1Q13	1Q12	y.o.y
Portugal	99.2	114.9	(13.7)%
Brazil • Oi	164.3	120.6	36.2%
Other	23.1	23.4	(1.3)%
Total capex	286.5	258.9	10.7%
Capex as % of revenues	18.5	15.1	3.4pp

Cash Flow

In 1Q13, operating cash flow stood at Euro 58 million as compared to Euro 113 million in 1Q12, both penalised by the seasonal first quarter investments in working capital. The decline in operating cash flow (Euro 56 million) is explained by: (1) a lower EBITDA minus Capex (Euro 73 million), reflecting mainly the Euro 44 million increase in Oi’s capex and the Euro 20 million decline in the EBITDA minus capex of the Portuguese telecommunications businesses, and (2) lower provisions and adjustments (Euro 11 million), which represent a non-cash item included in EBITDA, a reduction that is mainly related to Oi. The decline in EBITDA minus capex was partially offset by lower working capital investment (Euro 29 million), reflecting primarily a lower capex in 4Q12 when compared to 4Q11 that translated to lower cash payments to suplliers in 1Q13 when compared to 1Q12.  Excluding the proportional consolidation of Oi and Contax, operating cash-flow in 1Q13 would have been broadly stable at Euro 76 million as compared to Euro 77 million in 1Q12. This performance reflects lower working capital investments, as referred to above, which compensated the lower EBITDA minus capex observed in the period.

Free cash flow	Euro million

	1Q13	1Q12	y.o.y
EBITDA minus Capex	239.7	312.8	(23.4)%
Non-cash items	31.6	42.5	(25.8)%
Change in working capital	(213.4)	(241.9)	(11.8)%
Operating cash flow	57.9	113.4	(49.0)%
Interests	(122.5)	(116.8)	4.9%
Net reimbursements (contributions) to pension funds	(18.4)	(26.4)	(30.2)%
Paym. to pre-retired, suspended employees and other	(34.4)	(35.9)	(4.3)%
Income taxes	(44.7)	(29.5)	51.5%
Dividends received	25.2	24.5	3.0%
Other cash movements	(49.1)	(87.6)	(43.9)%
Free cash flow	(186.0)	(158.3)	(17.5)%

In 1Q13, consolidated free cash flow amounted to negative Euro 186 million, while in 1Q12 stood at a negative Euro 158 million, a performance that is primarily explained by: (1) lower operating cash-flow, as described above; (2)  higher interest payments, reflecting primarily the increase in Oi’s net debt, and (3) higher tax payments, mainly at certain international operations. This negative effects were more than offset by lower payments related to post retirement benefits, including net contributions to pension and healthcare funds and payments to pre-retirees, and by lower cash outflows related to judicial deposits at Oi. Excluding the proportional consolidation of Oi and Contax, free cash flow in 1Q13 stood at negative Euro 15 million, penalised by the seasonal Euro 100 million first quarter investment in working capital and interest payments.

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling holding companies and adjusted for unused tax credits related with payments made to the Portuguese State in connection with the pensions transaction amounted to Euro 4,601 million as at 31 March 2013.

Change in net debt	Euro million

	1Q13	1Q12
Net debt (initial balance)	7,711.2	6,612.8
Less: free cash flow	(186.0)	(158.3)
Translation effect on foreign currency debt	164.0	8.6
Dividends paid by PT	0.0	184.8
Other (1)	39.4	109.1
Net debt (final balance)	8,100.6	7,073.5
Less: Tax effect on unfunded post retirement benefits obligations (2)	188.8	226.1
Adjusted net debt (final balance)	7,911.8	6,847.4
Less: Net debt from Oi and Contax, including holding companies	3,311.1	2,401.7
Adjusted net debt exc. Oi and Contax (final balance)	4,600.7	4,445.8
Change in net debt	389.4	460.7
Change in net debt (%)	5.1%	7.0%

(1) This caption includes primarily the payment made in 1Q12 in connection with the 4G-LTE license acquired in Portugal and the dividends paid by PT’s subsidiaries to non-controlling interests. (2) This caption corresponds to the unused tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations.

Total consolidated net debt amounted to Euro 8,101 million as at 31 March 2013, as compared to Euro 7,711 million as at 31 December 2012, an increase of Euro 389 million reflecting primarily: (1) the negative free cash flow generated in the period (Euro 186 million); (2) the impact of the appreciation of the Brazilian Real against the Euro, which resulted in a net debt increase of Euro 164 million, and (3) dividends paid by PT’s subsidiaries to non-controlling interests (Euro 32 million). Adjusting for the unused tax credits on payments made to the Portuguese State in connection with the pensions transaction, consolidated net debt amounted to Euro 7,912 million as at 31 March 2013.

As at 31 March 2013, total consolidated gross debt amounted to Euro 11,037 million, of which 84.0% was medium and long-term and Euro 3,956 million relates to the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding this proportional consolidation, gross debt amounted to Euro 7,081 million, of which 79.5% was medium and long-term and 85.2% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,161 million at the end of March 2013, which includes Euro 869 million of undrawn committed commercial paper lines and facilities.

Excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 5.3% in 1Q13, compared to 3.6% in 1Q12, reflecting a lower return on cash applications and also a higher cost of gross debt, which stood at 4.9% in 1Q13 and 4.4% in 1Q12. The increase in the cost of gross debt is explained primarily by the bonds issued in July and October 2012 bearing interest at annual rates of 6.25% and 5.875%, respectively. The maturity of PT’s net debt excluding Oi and Contax was 5.4 years as at 31 March 2013. Adjusting for the Euro 1 billion 7-year Eurobond issued in May 2013 and for the amortisation of the Euro 1 billion bond in April 2013, the average maturity was 6.2 years.

Post Retirement Benefit Obligations

As at 31 March 2013, the projected post retirement benefit obligations (PBO) from Portuguese operations related to pension complements and healthcare amounted to Euro 502 million and the market value of assets under management amounted to Euro 397 million, compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 700 million as at 31 March 2013 (Euro 730 million as at 31 December 2012), which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 805 million, down from Euro 834 million as at 31 December 2012, and after-tax unfunded obligations amounted to Euro 604 million, which compares to Euro 625 million as at 31 December 2012. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 70 million as at 31 March 2013 and Euro 73 million as at 31 December 2012.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 29 million to Euro 805 million as at 31 March 2013, primarily as a result of the decrease in payments of salaries to suspended and pre-retired employees, amounting to Euro 34 million in 1Q13, partially offset by the recognition of post retirement benefit costs and net actuarial losses, amounting to Euro 5 million and Euro 4 million in 1Q13, respectively. Unfunded obligations from Oi decreased from Euro 73 million as at 31 December 2012 to Euro 70 million as at 31 March 2013, reflecting a contribution of Euro 9 million made in January 2013 to cover the deficit position of the

BrTPREV pension plan, which more than offset the impact of the appreciation of the Brazilian Real against the Euro (Euro 4 million) and post retirement benefit costs recorded in the period (Euro 2 million).

Post retirement benefit obligations (1)	Euro million

	31 March 2013	31 December 2012
Pensions obligations	126.3	127.3
Healthcare obligations	376.0	375.4
PBO of pension and healthcare obligations	502.2	502.7
Market value of funds	(396.9)	(399.4)
Unfunded pensions and healthcare obligations	105.3	103.3
Salaries to suspended and pre-retired employees	699.6	730.4
Gross unfunded obligations from Portuguese businesses	804.9	833.7
After-tax unfunded obligations from Portuguese businesses	603.7	625.3
Gross unfunded obligations at Oi	69.5	72.7
Accrued post retirement benefits	874.4	906.5

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Change in gross unfunded obligations (1)	Euro million

	1Q13	1Q12
Gross unfunded obligations (initial balance)	906.5	973.7
Post retirement benefits costs (PRB) (2)	7.1	10.3
Curtailment cost	0.6	0.9
Net reimbursements (contributions) to pension funds (3)	(13.3)	(17.4)
Salary payments to pre-retired, suspended employees and other	(34.4)	(35.9)
Net actuarial (gains) losses	4.3	21.7
Foreign currency translation adjustments	3.6	0.0
Gross unfunded obligations (final balance)	874.4	953.3

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 1Q13 and 1Q12, this caption excludes the service cost associated with active employees who were entitled to pension benefits related with the transferred regulated pension plans to the Portuguese State amounting to Euro 5.5 million and Euro 5.9 million, respectively. (3) This caption includes primarily contributions to pension funds made by Oi (Euro 8.7 million in 1Q13 and Euro 10.7 million in 1Q12) and healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 4.0 million in 1Q13 and Euro 5.2 million in 1Q12).

Equity

As at 31 March 2013, shareholders’ equity excluding non-controlling interests amounted to Euro 2,477 million, representing an increase of Euro 172 million in 1Q13 compared to Euro 2,305 million as at 31 December 2012. This increase is primarily explained by the net income generated in the period of Euro 27 million and positive foreign currency translation adjustments of Euro 162 million, which relate mainly to the impact of the appreciation of the Brazilian Real against the Euro.

Change in shareholders’ equity (excluding non-controlling interests) (1)	Euro million

1Q13
Equity before non-controlling interests (initial balance)	2,304.6
Net income	26.7
Net currency translation adjustments	162.0
Net actuarial gains (losses), net of taxes	(3.2)
Other	(13.5)
Equity before non-controlling interests (final balance)	2,476.6
Change in equity before non-controlling interests	172.0
Change in equity before non-controlling interests (%)	7.5%

(1) The consolidated statement of financial position was adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Consolidated Statement of Financial Position

Consolidated statement of financial position (1)	Euro million

		31 December 2012
	31 March 2013	restated
Cash and equivalents	2,936.0	3,387.3
Accounts receivable, net	2,123.1	2,012.1
Inventories, net	146.6	141.5
Judicial deposits	1,227.3	1,150.3
Financial investments	472.2	427.7
Intangible assets, net	5,252.9	5,089.5
Tangible assets, net	6,126.0	6,018.9
Accrued post retirement asset	9.2	11.4
Other assets	490.8	559.5
Deferred tax assets and prepaid expenses	1,379.2	1,293.8
Total assets	20,163.1	20,092.0
Accounts payable	1,194.3	1,263.2
Gross debt	11,036.6	11,098.5
Accrued post retirement liability	883.5	917.9
Other liabilities	2,743.8	2,680.2
Deferred tax liabilities and deferred income	1,246.7	1,266.9
Total liabilities	17,104.9	17,226.7
Equity before non-controlling interests	2,476.6	2,304.6
Non-controlling interests	581.6	560.7
Total shareholders’ equity	3,058.2	2,865.3
Total liabilities and shareholders’ equity	20,163.1	20,092.0

(1) The consolidated statement of financial position was adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Total assets remained broadly stable at Euro 20.2 billion as at 31 March 2013 compared to Euro 20.1 billion as at 31 December 2012, as the impact of the appreciation of the Brazilian Real against the Euro (Euro 0.5 billion) was offset by a decrease in the outstanding amount due under PT’s standby credit facilities (Euro 0.35 billion). Total liabilities stood at Euro 17.1 billion as at 31 March 2013 compared to Euro 17.2 billion as at 31 December 2012, reflecting also the above mentioned effects.

02

Business performance

Portuguese Telecommunications Businesses

In 1Q13, the Portuguese telecommunications businesses continued to show steady customer growth, with the fixed retail customers growing by 4.3% y.o.y to 5,091 thousand (net additions reached 38 thousand in 1Q13), and mobile customers up by 2.5% y.o.y to 7,647 thousand (49 thousand net additions in 1Q13 driven by postpaid, reflecting 96 thousand postpaid net additions).

Portuguese operating data

	1Q13	1Q12	y.o.y
Fixed retail accesses (‘000)	5,091	4,880	4.3%
PSTN/ISDN	2,592	2,629	(1.4)%
Broadband customers	1,251	1,141	9.7%
Pay-TV customers	1,248	1,111	12.3%
Mobile Customers (‘000)	7,647	7,457	2.5%
Postpaid	2,565	2,449	4.7%
Prepaid	5,082	5,008	1.5%
Net additions (‘000)
Fixed retail accesses	38	85	(54.7)%
PSTN/ISDN	(13)	(19)	32.3%
Broadband customers	27	35	(24.1)%
Pay-TV customers	25	69	(64.2)%
Mobile Customers	49	14	260.3%
Postpaid	96	71	34.2%
Prepaid	(47)	(58)	18.6%
Data as % of mobile service revenues (%)	35.6	31.1	4.5	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, PT’s pay-TV service, with pay-TV customers up by 12.3% y.o.y to 1,248 thousand (net additions of 25 thousand in 1Q13), confirming the continued success and the attractiveness of MEO in the Portuguese market even against a backdrop of difficult economic environment and already high penetration of pay-TV. This performance benefited from the launch of M4O on 11 January 2013. The success of pay-TV and the transformation of PT’s fixed customer base towards triple-play continued to underpin a solid growth of fixed broadband customers, up by 9.7% y.o.y to 1,251 thousand (net additions of 27 thousand in 1Q13). PT’s triple-play customers (voice, broadband and pay-TV) grew by 18.5% y.o.y, having reached 862 thousand in 1Q13 (30 thousand net additions in the quarter). The success of MEO is anchored on a truly convergent offer, bundling fixed and mobile voice, fixed and mobile internet and TV, on the back of a very differentiated TV proposition, which leverages on a non-linear pay-TV service offering, a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices inside and outside the home.

In 1Q13, mobile customers benefited from the performance of postpaid customers, which grew by 4.7% y.o.y to 2,565 thousand (96 thousand net additions in 1Q13, +34.2% y.o.y) benefiting from the launch of M4O, albeit only on 11 January 2013. Mobile prepaid customers grew by 1.5% y.o.y in 1Q13 to 5,082 thousand, benefiting from the continued success of the new “Moche” tariff plans (+40.6% y.o.y in 1Q13 to 1,725 thousand customers with 92 thousand net additions in the quarter).

Residential

In 1Q13, residential retail accesses or retail revenue generating units (RGUs) increased by 6.1% y.o.y, reaching 3,869 thousand, with pay-TV and broadband accesses already accounting for 56.4% of total residential retail accesses as at 31 March 2013. In 1Q13, retail net additions reached 28 thousand, underpinned by the growth of MEO, PT’s pay-TV service (+10.9% y.o.y to 1,149 thousand customers), which accounted for 14 thousand net additions, while fixed residential broadband reached 1,032 thousand customers with 17 thousand net addtions. Unique customers in the residential segment were up 0.5% y.o.y to 1,878 thousand while triple-play customers stood at 787 thousand (+16.3% y.o.y) and already represented 41.9% of PT’s residential customers, a performance that highlights the strong transformation of PT’s residential segment. The continued and sustainable growth of triple-play bundles and of pay-TV and fixed broadband in the residential segment has lead to an ARPU increase of 1.4% y.o.y to Euro 31.9 and of RGU’s per unique customer from 1.95 in 1Q12 to 2.06 in 1Q13, despite a lower contribution from other value added services as economic condition in Portugal have not improved.

Residential operating data

	1Q13	1Q12	y.o.y
Fixed retail accesses (‘000)	3,869	3,647	6.1%
PSTN/ISDN	1,689	1,669	1.1%
Broadband customers	1,032	942	9.6%
Pay-TV customers	1,149	1,035	10.9%
Unique customers	1,878	1,869	0.5%
Net additions (‘000)
Fixed retail accesses	28	89	(68.8)%
PSTN/ISDN	(3)	(5)	29.3%
Broadband customers	17	31	(43.9)%
Pay-TV customers	14	63	(78.2)%
ARPU (Euro)	31.9	31.5	1.4%
Non-voice revenues as % of revenues (%)	65.0	62.5	2.6	pp

The solid growth of residential customers is clearly supported by the success of MEO, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, games, music and video on demand on all screens. MEO’s experience is now convergent. As of 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice. M4O offers 90 TV channels plus 18 radio channels, 100 Mbps broadband speed (24 Mbps of broadband speed over ADSL 2+), unlimited calls and two to four mobile SIM cards including unlimited voice and SMS to all wireline and wireless networks, on the back of PT’s 3G and 4G-LTE networks.

Consistent with the convergence trends — offering pay-TV, broadband and fixed and mobile voice under the same brand — MEO assumed a new positioning, moving from a triple-play offer based on a new TV experience to become a brand that offers an integrated service bundle of telecommunications and entertainment. The new MEO builds its new positioning based on three concepts: (1) simplicity, as a single mobile network to talk freely and without barriers to all mobile and fixed networks in Portugal; (2) convenience, as a single brand for voice, internet, and TV inside and outside the home, on the move, with a single commercial contact point and a single customer care centre, and (3) economy, as the concentration of all services under MEO’s brand allows PT to transfer the subsequent economies of scale to its customers, allowing immediate savings.

MEO’s M4O enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores. The offer M4O allows all families to have access to more services and of superior quality for a monthly fee of Euro 79.99, including two mobile SIM cards allowing unlimited voice and SMS to all fixed and mobile networks and 200MB of internet access. Up to two additional SIM cards can be included for monthly fee of Euro 7.5 per each SIM card. Already in April 2013, PT launched two new Internet packages, with traffic allowances of 200MB (IT Light) for Euro 2.99 per month and 5GB (IT Ultra) for Euro 19.99 per month. At the same time, PT repositioned the existing IT packages offering additional savings of up to 55%: IT Super offers 500MB of traffic for Euro 4.99 per month and IT Super Plus offers 1GB of traffic for Euro 7.99 per month.

During 1Q13, PT continued to consolidate MEO’s leadership in terms of innovation, content differentiation and customer experience. In what concerns MEO GO!, the MEO service over the top application that allows access to 60+ channels, video on demand and recordings on smartphones, tablets and PC through WiFi and mobile networks, it is worth highlighting the launch of the new MEO GO! Apps for Android tablets and iPad, for Windows 8 and the renovation of MEO GO! website. MEO continued to innovate and to add new content to its grid through: (1) the launch of CM TV, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read tabloid in Portugal, “Correio da Manhã”; (2) the launch of the KBS World HD channel, and (3) several promotions on existing content, namely the campaign offering two free monthly fees on Globo Premium. New content was also made available in the Meo Kids. In what concerns content, PT continued to focus on the intensification of the partnerships with content providers, focusing on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aiming at adapting further the content cost structure to the macro environment, thus generating savings in content costs. Already in April 2013, MEO launched together with TVI, a leading free-to-air portuguese channel, an interactive channel entirely dedicated to the new programme “Big Brother VIP” enabling access to the Big Brother house for 24 hours a day and to be able to follow all that happens between competitors of the most watched reality show of the world. The “Big Brother VIP” channel stood at fourth place in the April audience ranking.

Service revenues in the Residential segment reached Euro 180 million, up by 4.1% y.o.y and continued to show solid growth (4Q12: +4.9% y.o.y; 3Q12: +4.3% y.o.y; 2Q12: +4.4% y.o.y, and 1Q12: +4.2% y.o.y). This performance was achieved on the back of the continued strong performance of MEO triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a fixed telephone legacy to a triple-play customer base. As a result of the higher penetration of triple-play offers, the weight of non-voice services in Residential service revenues stood at 65.0% in 1Q13 (+2.6pp y.o.y) and the weight of flat revenues stood at 88.4% (+1.8pp y.o.y).

Personal

In 1Q13, mobile Personal customers, including voice and broadband customers, increased by 3.2% y.o.y improving further the momentum observed in the previous nine quarters (4Q12: +1.5%, 3Q12: -1.1% y.o.y; 2Q12: -1.1% y.o.y; 1Q12: -0.9% y.o.y; 4Q11: -0.5% y.o.y; 3Q11: 0.0% y.o.y; 2Q11: +0.4% y.o.y, and 1Q11: +2.0% y.o.y). In 1Q13, mobile Personal customers registered 52 thousand net additions (44 thousand net disconnections in 1Q12), underpinned by the solid performance in postpaid (99 thousand net additions in 1Q13). This performance is anchored on the strong commercial success of M4O, which is underpinning the transformation of the Portuguese mobile market by introducing convergence, which allows additional differentiation of commercial offers, while at the same time shifting the focus from prepaid to postpaid. PT’s M4O offer, launched only on 11 January 2013, has a 24 month loyalty plan, thus reinforcing revenue predictability. The results obtained show a solid and continued growth in fixed and mobile RGUs. As at May 2013, total RGUs associated with M4O amounted to more than 600 thousand and 40% are new customers to PT. M4O is allowing savings of 18.5% for customers while driving a 10% revenue enhancement at PT. Net disconnections of prepaid customers stood at 47 thousand in 1Q13, a seasonally weak quarter, albeit having improved versus 1Q12 (57 thousand net disconnections). This improvement was achieved on the back of the successful commercial performance of the “Moche” tariff plans, following the new positioning implemented in 2012, that allowed TMN in one year to achieve leadership in the 10-14 years old segment.

Personal operating data

	1Q13	1Q12	y.o.y
Mobile Customers (‘000)	6,076	5,889	3.2%
Postpaid	1,192	1,077	10.6%
Prepaid	4,884	4,811	1.5%
Net additions (‘000)	52	(44)	219.9%
Postpaid	99	14	n.m.
Prepaid	(47)	(57)	18.9%
MOU (minutes)	92	91	1.2%
ARPU (Euro)	7.6	8.8	(13.5)%
Customer	7.1	8.0	(10.8)%
Interconnection	0.4	0.8	(41.7)%
SARC (Euro)	25.5	27.1	(5.7)%
Data as % of service revenues (%)	36.0	32.7	3.3	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customers demand for increasingly higher bandwidth and provide the best quality of service in the market. PT has the best 4G-LTE network coverage reaching 92% of the population and allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV — MEO GO!; music on demand — Music Box; navigation app — TMN Drive, and Cloud PT, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national WiFi network. PT’s WiFi offer includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G and 4G-LTE offload to WiFi whenever the device is within WiFi coverage. As such, WiFi clearly complements 3G and 4G-LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

In January 2013, TMN’s multi-SIM 4G-LTE service, that allows customers to share the Internet plafond among the smartphone, tablet and PC, was elected product of the year in the mobile tariff plans category. This award is the result of an independent survey carried out amongst consumers in the sector of fast moving consumer goods. In March 2013, following the launch of M4O, TMN repositioned its “Unlimited” tariff plans and launched a commercial campaign aimed at reinforcing the competitiveness of its postpaid tariff plans targeted at heavy mobile consumers that want to use their smartphones without limitations on voice and data services. The new “Unlimited” tariff plans offer unlimited voice and SMS for all national networks, up to 5GB of Internet, unlimited access to PT’s WiFi network, 16GB of storage in Cloud PT and free access to “Musicbox”, PT’s music streaming service. The range of the “Unlimited” tariff plans addresses different profiles of Internet usage: from the “Unlimited S” that sells at Euro 15.9 per month and offers 200MB per month up to the “Unlimited XL” that sells at Euro 69.9 per month and offers 5GB per month. TMN also continued to strengthen its smartphone portfolio, aiming at diversifying operating systems and providing the widest range of handsets to meet customer demand. It is worth highlighting the launch of Blackberry Z10, using the BB10 software, and Huawei Ascend W1, using Windows Phone 8.

In 1Q13, customer revenues in the Personal segment declined by 8.6% y.o.y to Euro 129 million, improving when compared to 4Q12 (-9.1% y.o.y) and 3Q12 (-11.2% y.o.y), despite the challenging economic background and the adverse calendar movements as 2012 was a leap year and in 2013 the Easter took place in the first quarter. The decline in customer revenues reflected: (1) lower and volatile recharges as a result of difficult economic conditions; (2) price competition and migration to lower tariff plans, and (3) lower revenues derived from mobile broadband as penetration of fixed broadband and WiFi coverage increases. These effects were partially compensated by the strong growth of “internetnotelemovel” revenues leveraged on the increased penetration of smartphones. Interconnection revenues declined by 40.2% y.o.y to Euro 8 million in 1Q13, accelerating when compared to 4Q12 (-38.6% y.o.y to Euro 10 million) and 3Q12 (-32.8% y.o.y to Euro 11 million) and also contributed to a total decline of service revenues of -11.4% y.o.y (-11.9% y.o.y in 4Q12 and -13.2% y.o.y in 3Q12). In effect, MTRs declined throughout 2012 from Euro 3.50 cents to Euro 1.27 cents as from 31 December 2012. ARPU of the personal segment stood at Euro 7.6 (-13.5% y.o.y) and customer ARPU stood at Euro 7.1 (-10.8% y.o.y). The weight of non-voice revenues in service revenues stood at 36.0% in 1Q13 (+3.3pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”, while the weight of flat-fee revenues stood at 34.9% (+6.2pp y.o.y).

As referred to before, in January 2013 PT launched M4O, the first truly converged fixed-mobile quadruple-play service including TV, broadband, fixed and mobile telephone with unlimited voice and SMS to all mobile networks. This new converged quadruple-play service is anchored on MEO’s triple-play unique offer and is targeted at differentiating further the mobile services offered in the Personal segment, thus moving away from price competition.

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and convergent and integrated IT offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

PT has a three-tier approach to the B2B market focused on value added services: (1) Residential+, which makes available to the small offices/home offices (SOHO) fixed and mobile voice and fixed and mobile broadband and convergent services through the M4O offer; (2) Connected+, which provides multi-employee convergent connectivity to small and medium businesses, including mobility solutions for itinerant employees, and simple software solutions, and (3) Integrated+, which provides unified communications, outsourcing of ICT services, application integration, M2M and specific IT/IS solutions, business process outsourcing and IT consultancy, including end-to-end approach to customers by supporting their IT transformation through business consulting approach, in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services. Cloud services, where PT positions itself as a hybrid player serving the full stack of IT needs, are available to all tiers by leveraging on strategic partnerships to accelerate access to leading-edge technologies, which are hosted in PT’s data centre in Covilhã. PT’s market positioning allows it to offer comprehensive cloud solutions: (1) hybrid player providing three deployment models (Public, Private and Hybrid); (2) complete offering for the full range of service models (IaaS, SaaS and PaaS), and (3) high flexibility to work on and off premises (public and virtual public cloud). As part of its wide-ranging approach to the enterprise market, PT has developed multiplatform payment solutions, available for the smartphone, PC and TV, and that also allow the integration of payments with existing systems through industrial wallet PT terminal and with physical card through a MPOWA mini-terminal paired with the smartphone through Bluetooth. This comprehensive platform enables merchants to integrate diversified payment solutions and customer loyalty programmes, with their communications and IT needs. Additionally, PT has available integrated pay-per-user vertical solutions designed for specific sectors and/or companies.

In 1Q13, fixed retail customers of the enterprise segment stood at 1,030 thousand, an improved performance of 12 thousand net additions during the quarter as compared to 5 thousand and 68 thousand net disconnections in 4Q12 and 2012, respectively. Moreover, in 1Q13, the Enterprise segment registered: (1) 8 thousand net disconnections of fixed lines (13 thousand and 101 thousand net disconnections in 4Q12 and 2012, respectively); (2) 9 thousand net additions of fixed broadband (4 thousand and 15 thousand net additions in 4Q12 and 2012, respectively), and (3) 11 thousand net additions of pay-TV customers (4 thousand and 18 thousand net additions in 4Q12 and 2012, respectively). This improved performance across the various services reflects a solid success of the M4O offer in the SOHO and small and medium business, although it was only launched on 11 January 2013.

Enterprise operating data

	1Q13	1Q12	y.o.y
Fixed retail accesses (‘000)	1,030	1,039	(0.8)%
PSTN/ISDN	717	769	(6.8)%
Broadband customers	217	197	10.1%
Pay-TV customers	97	74	31.9%
Retail RGU per access	1.44	1.35	6.4%
Mobile Customers (‘000)	1,514	1,504	0.6%
Net additions (‘000)
Fixed retail accesses	12	(48)	124.5%
PSTN/ISDN	(8)	(58)	85.5%
Broadband customers	9	4	126.1%
Pay-TV customers	11	6	93.6%
Mobile Customers	(0)	59	(100.6)%
ARPU (Euro)	21.7	24.4	(10.7)%
Non-voice revenues as % of revenues (%)	52.1	47.2	4.9	pp

Operating revenues of the Enterprise customer segment declined by 10.5% y.o.y to Euro 202 million in 1Q13, showing a sequential deterioration as a result of adverse calendar effects, mainly on mobile, including 2012 being a leap year and Easter being in 1Q13 (working days in 1Q13 were 4.6% lower than in 1Q12). The revenue performance in the Enterprise segment also continues to be penalised by the economic and pricing environment, namely by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) the large corporate cost reduction initiatives; (3) the small and medium businesses, which were still showing some resilience in 2012, are now more penalised by the economic and financing context, and (4) intense price competition across the various segments. Notwithstanding the economic environment, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 1Q13, non-voice services represented 52.1% of Enterprise retail revenues, up by 4.9pp y.o.y.

Consolidated financial performance in Portugal

In 1Q13, revenues from Portuguese telecommunications businesses declined by Euro 46 million (-6.8% y.o.y) to Euro 634 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 24 million and Euro 13 million, respectively) and lower revenues from wholesale and other, including intragroup eliminations (Euro 15 million), that more than compensated the 3.2% y.o.y increase in the Residential customer segment (Euro 6 million). This revenue performance also included the impact of adverse calendar effects, as referred before, with a total direct impact in revenues amounting to Euro 5 million in 1Q13. Wholesale, other and eliminations revenues declined to Euro 93 million (-13.6% y.o.y), primarily as a result of lower revenues associated to: (1) public pay phones; (2) directories business; (3) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build own networks, and (4) termination of national and international traffic, due to lower volumes in certain geographic and non-geographic special services and indirect traffic terminations.

In 1Q13, revenues in Portugal were also penalised by adverse regulation movements (Euro 14 million), including lower MTRs (Euro 9 million) and roaming (Euro 2 million). Excluding regulation effects, revenues would have decreased by 4.6% y.o.y in 1Q13.

In 1Q13, operating costs excluding D&A and PRBs declined by 2.6% y.o.y (Euro 10 million) to Euro 363 million. The performance of operating costs reflected the adverse impact of weather conditions, including heavy rains. The total direct impact of this effect in opex and the costs associated with the launch of M4O amounted to Euro 6 million in 1Q13. Excluding these two effects, opex in Portuguese telecommunications businesses would have declined by 4.1% y.o.y in 1Q13.

Wages and salaries increased by 4.4% y.o.y to Euro 63 million. This performance reflects a higher allocation of field force engineers to maintenance and repair activities due to adverse weather conditions. Direct costs were down by 1.0% y.o.y to Euro 114 million in 1Q13, reflecting mainly lower traffic costs at TMN, following the impact of the regulated MTR cuts, and also lower costs associated with the directories business. These declines were partially compensated by: (1) higher costs associated with international traffic; (2) higher costs associated with the provision of IT/IS solutions and outsourcing services, as a result of increased weight of these services in revenues, and (3) higher programming costs (+1.1% y.o.y in 1Q13) on the back of continued customer growth and investment in the differenciation of the MEO content offering. Notwithstanding this investment, programming costs per customer declined by 11.0% y.o.y. Commercial costs decreased by 16.7% y.o.y to Euro 60 million in 1Q13, reflecting: (1) lower cost of goods sold (-23.2% y.o.y), due to lower subsidies and lower average cost of handsets; (2) lower commissions (-9.0% y.o.y), despite continued customer growth, thus reflecting lower churn, and (3) lower marketing and publicity (-21.8% y.o.y). This performance of commercial costs was achieved despite the costs associated with the launch of M4O, in which PT did significant investments, and reflects a continued favourable performance in terms of churn. This is particularly observed in TV customers, as not only the FTTH has lower churn than ADSL and satellite, but also churn has been coming down across all technologies. Other operating expenses were broadly stable (+0.5% y.o.y in 1Q13) at Euro 126 million, explained by a higher level of maintenance and repairs and customer support costs due to the weather conditions. However, it is worth highlighting that the adverse effects of the heavy rain were felt solely in copper customers, as FTTH customers were immune to these conditions. Structural costs benefit of the FTTH and 4G-LTE networks and the extensive field force transformation programme continued to be visible with improved quality of service and lower cost structure.

In 1Q13, EBITDA in Portuguese telecommunications businesses stood at Euro 272 million (-11.7% y.o.y) with a margin of 42.8% (-2.4pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 43 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 42 million, while EBITDA declined by Euro 36 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient. As previously mentioned, heavy rainfall (6.7x higher than in 1Q12) and the launch of M4O had a negative impact on the cost performance. Excluding these two effects and also the calendar impact on revenues, EBITDA in Portuguese telecommunications businesses would have declined by 8.5% y.o.y in 1Q13.

Portuguese telecommunications businesses financial information	Euro million

	1Q13	1Q12	y.o.y
Operating revenues	634.4	680.4	(6.8)%
Residential	182.5	176.9	3.2%
Service revenues	180.3	173.2	4.1%
Sales and other revenues	2.2	3.8	(40.4)%
Personal	156.3	169.3	(7.7)%
Service revenues	137.5	155.2	(11.4)%
Customer revenues	129.4	141.6	(8.6)%
Interconnection revenues	8.1	13.6	(40.2)%
Sales and other	18.7	14.1	32.6%
Enterprise	202.2	226.0	(10.5)%
Wholesale, other and eliminations	93.4	108.2	(13.6)%
Operating costs	362.9	372.7	(2.6)%
Wages and salaries	63.0	60.3	4.4%
Direct costs	114.4	115.6	(1.0)%
Commercial costs	59.8	71.7	(16.7)%
Other operating costs	125.8	125.1	0.5%
EBITDA (1)	271.6	307.7	(11.7)%
Post retirement benefits	10.6	14.7	(27.5)%
Depreciation and amortisation	161.8	166.9	(3.1)%
Income from operations (2)	99.1	126.1	(21.4)%
EBITDA margin (3)	42.8%	45.2%	(2.4	)pp
Capex	99.2	114.9	(13.7)%
Capex as % of revenues	15.6%	16.9%	(1.3	)pp
EBITDA minus Capex	172.4	192.8	(10.6)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

Capex from Portuguese telecommunications businesses decreased by 13.7% y.o.y to Euro 99 million in 1Q13 and stood at 15.6% of revenues (-1.3pp y.o.y). The capex decline is explained by: (1) lower customer related capex, reflecting lower unitary equipment costs, lower net additions and lower churn across the pay-TV and broadband services, and (2) lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. These past investments have translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal, where PT already covers 1.6 million households with FTTH and 92% of the population with 4G-LTE allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. In 1Q13, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 28% of total capex in 1Q13 and almost doubled versus 1Q12; (2) customer capex, which amounted to Euro 40 million    (-20.3% y.o.y), and (3) technology and infrastructure capex (Euro 32 million, -35.7% y.o.y). The investments in IT/IS projects were focused on the IT transformation programme aimed at converge, standardise, integrate and simplify business processes and IT, thus enabling a truly convergent customer experience.

EBITDA minus capex in 1Q13 was down by 10.6% y.o.y to Euro 172 million. In 2013, capex in the Portuguese telecommunications businesses is expected to continue to decline, notwithstanding the investment made in the data centre, by more than Euro 50 million when compared to 2012.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segments, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to expand market share, particularly in postpaid and in mobile data, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganisation, the company is also implementing a more active commercial strategy, including establishing regional commercial structures and restructuring its distribution network and stepping up investments in network, technology and innovation.

In 1Q13, Oi’s revenue generating units (RGUs) stood at 74,705 thousand, up by 5.5% y.o.y, including: (1) 18,471 thousand residential RGUs (+3.5% y.o.y); (2) 46,569 thousand personal mobile customers, which grew by 5.6% y.o.y, and (3) 8,949 thousand enterprises RGUs, up by 10.3% y.o.y.

Oi operating data

	1Q13	1Q12	y.o.y
Residential RGUs (‘000)	18,471	17,850	3.5%
Fixed lines	12,383	12,841	(3.6)%
Fixed broadband	5,251	4,614	13.8%
Pay-TV	837	396	111.4%
ARPU (R$)	68.8	63.1	9.0%
Personal Mobility RGUs (‘000)	46,569	44,106	5.6%
Prepaid customers	39,905	38,536	3.6%
Postpaid customers + Oi controle	6,664	5,570	19.6%
Enterprises RGUs (‘000)	8,949	8,112	10.3%
Fixed lines	5,398	5,192	4.0%
Broadband	604	535	12.9%
Mobile	2,946	2,385	23.5%
Other (‘000)	716	757	(5.4)%
RGUs (‘000)	74,705	70,826	5.5%

In 1Q13, in the residential segment, Oi continued to show a deceleration in the trend of line loss (1Q12: -7.8% y.o.y; 2Q12: -6.2% y.o.y; 3Q12: -5.0% y.o.y, 4Q12: -4.4% y.o.y, and 1Q13: -3.6% y.o.y), a steady growth of fixed broadband accesses (+13.8% y.o.y in 1Q13 to 5,251 thousand) and another quarter of pay-TV growth, reaching 837 thousand customers (+111.4% y.o.y). This performance continues to confirm the turnaround of the historical wireline trends, underpinned by the strengthening of Oi’s convergent offers and increased broadband speeds coupled with increased sales channels and advertising campaigns. The average broadband speed in Oi’s residential customer base stood at 3.4 Mbps, which compares to 3.1 Mbps in December 2012, reflecting that 34% (+10pp y.o.y) and 15% (+3pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps and 10 Mbps, respectively.

During 1Q13, Oi continued to invest in the pay-TV offer which is core to its convergence strategy, with the purpose to increase the number of revenue generating units per each unique customer as it increases customer loyalty and drives sustainable ARPU growth. Oi has one of the largest HD subscriber penetration in the market, with 100% of Oi’s new customers subscribing to an HD package. Oi TV’s residential penetration more than doubled in the last 12 months, leading to a pay-TV penetration per household of 6.7% (up by 3.7pp y.o.y in 1Q13). As a result of the focus on convergence and double and triple-play, the weight of unique customers that subscribe to more than one service from Oi increased by 7.6pp y.o.y in 1Q13, to 55.5%. This progress is underpinned by over 100% growth in pay-TV, continued double-digit growth in fixed broadband and the effectiveness of customer loyalty and retention programmes aimed at the wireline base.

In 1Q13, Oi’s Residential revenues increased by 5.2% y.o.y to R$ 2,555 million, showing a strong improvement when compared to previous quarters, due to the positive contribution of revenue from broadband and pay-TV services, which revealed strong customer demand for triple-play and quadruple-play services. This performance, coupled with a significant reduction in fixed line churn, is explained by Oi’s successful strategy of offering convergent services and initiatives to increase profitability and customer loyalty, leading to residential ARPU growth of 9.0% y.o.y, reaching R$ 68.8.

In the Personal Mobility segment, Oi’s mobile customers stood at 46,569 (+5.6% y.o.y) with net additions of 264 thousand in 1Q13. Oi continued to focus on growth of high value and postpaid customers, on increasing the penetration of data and value added services and improving prepaid profitability. Postpaid customers increased by 19.6% y.o.y, reaching 6,664 thousand at the end of 1Q13, with net additions of 192 thousand. The weight of postpaid customers in the Personal Mobility segment increased to 14.3% as at 31 March 2013 (+1.7pp y.o.y). Oi has continued to focus on growing in the high-end market and has gained an increased share of the postpaid market (+2.4pp y.o.y) on the back of: (1) increased sales channel reach; (2) simplified plans; (3) handset discounts, and (4) 3G network expansion. Postpaid customers under loyalty contracts increased significantly in 1Q13, which resulted in a close to 50% churn reduction for those postpaid customers with only one product.

Prepaid customers stood at 39,905 thousand in 1Q13, increasing by 3.6% y.o.y and representing 85.7% of Oi’s Personal Mobility customer base. This performance was underpinned by the focus of Oi’s growth strategy on profitability of the customer base with Oi observing consistent growth in recharges. Revenues from prepaid SMS and mobile data increased significantly in 1Q13 due to Oi’s comprehensive customer offerings. In 1Q13, Oi expanded its 3G coverage to 74% of the population (+19pp y.o.y), in order to sustain the continued growth of mobile data, and also expanded its 4G-LTE footprint, through: (1) the expansion of its 4G-LTE network in the six cities where the Confederations Cup will take place, and (2) 4G-LTE network sharing with TIM, already approved by the Brazilian authorities.

In 1Q13, Oi’s Personal Mobility revenues stood at R$ 2,316 million, having increased by 10.0% y.o.y. Oi’s service revenues increased by 6.4% y.o.y to R$ 1,597 million, on the back of the strong performance in data and value added services, explained by the strong rollout of 3G services and attractive data and SMS plans. Oi’s focus on high-end customers is driving a revenue profile change in the Personal Mobility segment, which is becoming less dependent on prepaid and interconnections revenues and relying more on postpaid, data and value added services revenues.

Oi’s enterprise customers stood at 8,949 thousand in 1Q13, increasing by 10.3% y.o.y, underpinned by wireline (+4.0% y.o.y), mobile (+23.5% y.o.y) and data (+12.9% y.o.y) growth.

In 1Q13, revenues from the Enterprises segment decreased by 1.5% y.o.y to R$ 2,079 million, explained by higher provisions for regulatory tariff reductions in wholesale. This decline was partially offset by the increased usage of data services and growth of the Enterprises mobile base. In the small and medium businesses, Oi continued focused on profitable customer growth. This was achieved by: (1) increasing revenues, through continued expansion of sales channels; (2) reducing churn by focusing on customer retention programmes, and (3) rasing the minimum traffic thresholds of entry plans, thereby, increasing the profitability of new customers. This programme translated into growth of RGUs in 1Q13 (+4.2% y.o.y), having Oi been able to turn around the secular RGU loss in this segment. In the small and medium businesses, Oi also continued to implement programmes to increase operating efficiency, including repositioning of certain offerings and adjusting selling policies and credit filters. In the end of 2012, Oi launched a cloud computing offering, Oi Smart Cloud, which has obtained favourable customer response and has strengthened Oi’s portfolio of services  by moving towards IT and IS value added services. These initiatives are aligned with the strategy to increase its focus on this segment, leveraging on mobile penetration and strengthening of Oi’s IT offering.

Oi’s mobile customers stood at 49,515 thousand (+6.5% y.o.y), with net additions of 255 thousand in 1Q13 and gross additions of 6.2 million. In 1Q13, Oi maintained its focus on growing in the high value segment by improving the reach of its retail channels, simplifying its tariff plans, launching smartphone campaigns and expanding its 3G network. As a result, Oi continued as the sole operator in the Brazilian market to meaningfully grow share of postpaid.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	1Q13	1Q12	y.o.y
Residential	2,555	2,429	5.2%
Personal Mobility	2,316	2,106	10.0%
Services	1,597	1,501	6.4%
Network Usage	571	580	(1.6)%
Sales of handsets, sim cards and others	148	25	n.m.
Enterprises	2,079	2,111	(1.5)%
Other services	91	155	(41.3)%
Pro-forma consolidated net revenues	7,041	6,802	3.5%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 1Q13, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 3.5% y.o.y to R$ 7,041 million, a growth that was driven by the Personal Mobility and Residential segments. For the third consecutive quarter, Oi posted annual growth in net revenues (1Q12: -1.9% y.o.y; 2Q12: -2.4% y.o.y; 3Q12: +1.5% y.o.y; 4Q12; +6.2% y.o.y and 1Q13: +3.5% y.o.y), mainly driven by the continuing expansion of the mobile customer base, primarily the postpaid segment, and higher broadband and pay-TV sales that reduced fixed line attrition in the Residential segment.

EBITDA, as reported by Oi, increased by 6.6% y.o.y in 1Q13, to R$ 2,151 million, with a margin of 30.5%. In 1Q13, EBITDA performance reflected higher operating expenses (+2.2% y.o.y to R$ 4,890 million), as a result of an increase in: (1) third-party services (+16.3% y.o.y), due to higher maintenance expenses, higher expenses with commissions and increased pay-TV content costs; (2) cost of goods sold (157.9% y.o.y), explained by Oi’s return to the handset market, in line with its strategy to focus on the high-value segment; (3) personnel costs (+10.2% y.o.y), due to the insourcing of some external operations and increased sales channels, and (4) provision for bad debts (+4.5% y.o.y). Other net operating expenses include the reversal of R$ 173 million in 1Q13, related to accrued bonus.

Oi pro-forma income statement (1)	R$ million, 100%

	1Q13	1Q12	y.o.y
Pro-forma consolidated net revenues	7,041	6,802	3.5%
Pro-forma operating costs	4,890	4,784	2.2%
Interconnection	1,094	1,163	(5.9)%
Personnel	531	482	10.2%
Cost of goods sold	147	57	157.9%
Third-Party Services	2,182	1,876	16.3%
Marketing	65	115	(43.5)%
Rent and Insurance	462	455	1.5%
Provision for Bad Debts	209	200	4.5%
Other Operating Expenses (Revenue), Net	200	436	(54.1)%
Pro-forma EBITDA	2,151	2,018	6.6%
EBITDA margin	30.5%	29.7%	0.8	pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

Other international assets

In 1Q13, other international assets, on a pro-forma basis, increased their proportional revenues by 3.0% y.o.y to Euro 129 million and grew EBITDA by 3.7% y.o.y to Euro 62 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration in some markets and some negative foreign exchange effects.

Proportional financial information of other international assets (1)	Euro million

	1Q13	1Q12	y.o.y
Operating revenues	128.5	124.7	3.0%
EBITDA (2)	61.7	59.5	3.7%
Depreciation and amortisation	15.8	13.8	14.5%
Income from operations (3)	45.9	45.7	0.4%
EBITDA margin (4)	48.0%	47.7%	0.3	pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues

Highlights of main assets in Africa and Asia (1Q13) (1)	Million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	9,185	496	6.5%	274	3.5%	55.3%	376	208
MTC, Namibia (3) (4)	34.00%	2,188	487	9.4%	236	16.6%	48.5%	41	20
CVT, Cape Verde (3) (4)	40.00%	430	1,875	(18.9)%	971	(14.8)%	51.8%	17	9
CST, S.Tomé & Principe (3) (4)	51.00%	134	71,415	1.0%	17,664	6.2%	24.7%	3	1
CTM, Macao (2)	28.00%	1,039	1,188	5.4%	392	20.0%	33.0%	113	37
Timor Telecom, East Timor (3) (5)	44.17%	626	17	2.9%	9	(7.5)%	50.1%	13	7

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT. (5) PT increased its stake in Timor Telecom from 41.12% to 44.17% in March 2013.

In 1Q13, Unitel’s revenues and EBITDA, in USD, increased by 6.5% y.o.y to USD 496 million and by 3.5% y.o.y to USD  274 million. In 1Q13, Unitel posted solid operational and financial figures on the back of successful campaigns aimed at increasing penetration of mobile broadband and promoting voice usage. Unitel also continued to launch several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 1Q13, MTC’s revenues and EBITDA increased by 9.4% y.o.y and by 16.6% y.o.y, reaching NAD 487 million and NAD 236 million, respectively. EBITDA margin was 48.5%. Data revenues accounted for 22.5% of service revenues, amongst the highest in the African continent. In 1Q13, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenues growth, underpinned by the use of 4G-LTE technology and Netman brand; (2) promoting migration between pricing plans to increase usage and revenues; (3) developing campaigns to promote recharges and usage, and (4) launching Smartshare, a convergent internet/mobile service, that combines Netman Home (internet router) with 1 up to 3 smartphones.

In 1Q13, CVT’s revenues decreased by 18.9% y.o.y to CVE 1,875 million, while EBITDA decreased by 14.8% y.o.y to CVE 971 million. EBITDA margin stood at 51.8%. The performance of CVT’s revenues and EBITDA was impacted by international accounting rule IFRIC12. Excluding this effect, revenues would have decreased by 5.9% y.o.y, while EBITDA would have decreased by 12.1% y.o.y. Revenues and EBITDA were primarily impacted by the adverse evolution of fixed wholesale revenues (-17.8%), fixed retail revenues (-9.9% y.o.y) and by a one-off in 1Q12 in other revenues. In 1Q13, CVT’s posted a solid mobile performance, underpinned by the success of the broadband commercial strategy. During 1Q13, CVT launched several commercial offers, including: (1) door to door and outbound campaign which underpinned fixed gross adds and migration from the basic fixed voice price plan to Di Casa, a new pricing plan and (2) Powa Swag Total, new youngsters pricing plan (with monthly and weekly subscription options).

In 1Q13, CST’s revenues and EBITDA increased by 1.0% y.o.y and by 6.2% y.o.y to STD 71,415 million and STD 17,664 million, respectively. EBITDA margin was 24.7%. In 1Q13, CST launched new broadband mobile and fixed services, using the new submarine cable broadband capabilities and developed its distribution network. Penetration of mobile services in São Tomé e Principe now stands at circa 73% (+3.3pp y.o.y).

In 1Q13, CTM’s revenues and EBITDA increased by 5.4% y.o.y and by 20.0% y.o.y to MOP 1,188 million and MOP 392 million, respectively. EBITDA margin was 33.0%. Revenue growth was driven by an increase in data and roaming. Data revenues represented 25.5% of mobile service revenues. In 1Q13, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 1Q13, Timor Telecom’s revenues and EBITDA stood at USD 17 million (+2.9% y.o.y) and USD 9 million (-7.5% y.o.y), respectively, reflecting the entry of a new competitor in the market. EBITDA margin was 50.1%. As at 31 of March 2013, Timor Telecom reached 621 thousand mobile customers. Data revenues accounted for 18.5% of mobile service revenues. In 1Q13, Timor Telecom launched several initiatives including: (1) segmented mobile broadband and data offers; (2) new pricing plans with more competitive tariffs; (3) several voice and data stimulation campaigns, and (4) improvement of its distribution network, both with the launch of new shops/upgrade of existing ones and the strenghtning of its indirect distribution channels.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2013 AND 2012

Euro

			1Q12 Restated
	Notes	1Q13	(Note 2)
REVENUES
Services rendered		1,466,755,271	1,634,433,031
Sales		37,330,821	34,657,035
Other revenues		48,505,492	46,595,217
	5	1,552,591,584	1,715,685,283
COSTS, LOSSES AND (INCOME)
Wages and salaries		248,241,918	293,252,394
Direct costs		266,182,268	295,736,359
Commercial costs		122,224,947	124,644,703
Supplies, external services and other expenses		299,571,656	324,560,315
Indirect taxes		58,567,274	63,284,301
Provisions and adjustments		31,551,743	42,505,435
Depreciation and amortisation	12	340,356,813	346,728,330
Post retirement benefits costs	6	12,522,928	16,202,324
Curtailment costs	6	643,893	851,978
Losses (gains) on disposal of fixed assets, net	12	(365,057)	865,935
Net other costs (gains)	7	(21,144,565)	9,396,897
		1,358,353,818	1,518,028,971
Income before financial results and taxes		194,237,766	197,656,312
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	8	145,674,248	107,622,263
Equity in earnings of associated companies, net	5	(40,062,337)	(46,244,340)
Net other financial losses	9	17,561,121	35,238,755
		123,173,032	96,616,678
Income before taxes		71,064,734	101,039,634
Income taxes	10	32,292,311	21,223,693
NET INCOME		38,772,423	79,815,941
Attributable to non-controlling interests		12,025,771	24,414,693
Attributable to equity holders of the parent	11	26,746,652	55,401,248

Earnings per share
Basic	11	0.03	0.06
Diluted	11	0.03	0.06

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2013 AND 2012

Euro

			1Q12 Restated
	Notes	1Q13	(Note 2)
Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign operations (i)		179,275,114	(38,937,094)
Hedge accounting of financial instruments
Change in fair value		(3,446,811)	7,034,912
Transfers to profit and loss		284,479	4,038,000
Tax effect	20	1,120,200	(3,457,862)
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial losses	6	(4,257,024)	(21,727,350)
Tax effect	10	1,064,256	5,431,838
Other gains (expenses) recognised directly in shareholders’ equity, net		(7,438,399)	3,698,011
		166,601,815	(43,919,545)
Income recognised in the income statement		38,772,423	79,815,941
Total income recognised		205,374,238	35,896,396
Attributable to non-controlling interests		33,326,948	20,149,726
Attributable to equity holders of the parent		172,047,290	15,746,670

(i)             Gains recorded in the three months period ended 31 March 2013 and losses recorded in the three months period ended 31 March 2012 relate mainly to the appreciation and depreciation of the Brazilian Real against the Euro, respectively, on Portugal Telecom's investments in Oi and Contax.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2012 AND 2013

Euro

						Other reserves	Equity
				Reserve for		and	excluding non-	Non-
	Share	Treasury	Legal	treasury	Revaluation	accumulated	controlling	controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2011 (restated)	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,569,843,252	2,840,642,816	914,102,973	3,754,745,789
Dividends	—	—	—	—	—		—	(24,567,256)	(24,567,256)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(12,825,000)	(12,825,000)
Corporate reestructuring at Oi	—	12,001,778	—	—	—	49,294,434	61,296,212	(271,876,616)	(210,580,404)
Realization of revaluation reserve	—	—	—	—	(8,543,206)	8,543,206	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(39,654,578)	(39,654,578)	(4,264,967)	(43,919,545)
Income recognized in the income statement (restated)	—	—	—	—	—	55,401,248	55,401,248	24,414,693	79,815,941
Balance as at 31 March 2012 (restated)	26,895,375	(314,381,086)	6,773,139	6,970,320	548,000,388	2,643,427,562	2,917,685,698	624,983,827	3,542,669,525

Euro

						Other reserves	Equity
				Reserve for		and	excluding non-	Non-
	Share	Treasury	Legal	treasury	Revaluation	accumulated	controlling	controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2012 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	524,724,045	2,076,740,631	2,304,582,594	560,677,750	2,865,260,344
Dividends	—	—	—	—	—	—	—	(11,625,628)	(11,625,628)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(792,784)	(792,784)
Realization of revaluation reserve	—	—	—	—	(7,937,828)	7,937,828	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	145,300,638	145,300,638	21,301,177	166,601,815
Income recognized in the income statement	—	—	—	—	—	26,746,652	26,746,652	12,025,771	38,772,423
Balance as at 31 March 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	516,786,217	2,256,725,749	2,476,629,884	581,586,286	3,058,216,170

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 MARCH 2013 AND 31 DECEMBER 2012

Euro

			31 Dec 2012
	Notes	31 Mar 2013	Restated (Note 2)
ASSETS
Current Assets
Cash and cash equivalents		2,119,400,966	2,507,099,156
Short-term investments		816,574,407	880,194,809
Accounts receivable - trade		1,592,035,851	1,518,550,466
Accounts receivable - other		505,941,681	470,271,206
Inventories		146,551,567	141,514,547
Taxes receivable		346,501,145	409,174,905
Prepaid expenses		153,569,921	96,759,592
Judicial deposits		220,149,203	199,547,504
Other current assets		5,144,117	3,194,935
Non-current assets held for sale		44,397,164	62,634,567
Total current assets		5,950,266,022	6,288,941,687
Non-Current Assets
Accounts receivable		25,137,510	23,297,811
Taxes receivable		78,720,971	66,971,235
Financial investments		472,198,027	427,688,241
Goodwill		1,503,279,253	1,449,387,000
Intangible assets	12	3,749,596,879	3,640,126,087
Tangible assets	12	6,126,029,432	6,018,873,354
Post retirement benefits	6	9,155,505	11,415,335
Deferred taxes	10	1,208,628,690	1,180,401,963
Judicial deposits		1,007,119,621	950,726,173
Other non-current assets		32,978,270	34,175,455
Total non-current assets		14,212,844,158	13,803,062,654
Total assets		20,163,110,180	20,092,004,341

LIABILITIES
Current Liabilities
Short-term debt	13	1,767,345,881	1,712,752,887
Accounts payable		1,043,432,053	1,117,189,049
Accrued expenses		812,336,604	792,816,394
Deferred income		309,355,852	337,279,573
Taxes payable		443,458,225	445,632,973
Provisions		293,456,950	271,559,380
Other current liabilities		84,242,822	94,223,535
Total current liabilities		4,753,628,387	4,771,453,791
Non-Current Liabilities
Medium and long-term debt	13	9,269,265,930	9,385,752,988
Accounts payable		150,841,754	146,054,007
Taxes payable		325,005,295	312,630,917
Provisions		514,832,317	510,340,404
Post retirement benefits	6	883,529,456	917,880,900
Deferred taxes	10	929,290,596	922,009,795
Other non-current liabilities		278,500,275	260,621,195
Total non-current liabilities		12,351,265,623	12,455,290,206
Total liabilities		17,104,894,010	17,226,743,997
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(337,520,916)	(337,520,916)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320
Revaluation reserve		516,786,217	524,724,045
Other reserves and accumulated earnings		2,256,725,749	2,076,740,631
Equity excluding non-controlling interests		2,476,629,884	2,304,582,594
Non-controlling interests		581,586,286	560,677,750
Total equity		3,058,216,170	2,865,260,344
Total liabilities and shareholders’ equity		20,163,110,180	20,092,004,341

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2013 AND 2012

Euro

	Notes	1Q13	1Q12
OPERATING ACTIVITIES
Collections from clients		1,867,341,800	2,226,399,314
Payments to suppliers		(815,562,973)	(1,010,883,949)
Payments to employees		(275,782,145)	(292,393,981)
Payments relating to income taxes		(44,709,934)	(29,486,565)
Payments relating to post retirement benefits, net	6	(52,788,615)	(62,325,955)
Payments relating to indirect taxes and other	14.a	(397,784,542)	(497,046,531)
Cash flows from operating activities (1)		280,713,591	334,262,333

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	14.b	87,718,122	667,591
Financial investments		165,166	23,445
Tangible and intangible assets		1,593,401	529,929
Interest and related income	14.c	33,676,900	70,486,976
Dividends	14.d	25,240,512	24,503,286
Other investing activities		1,571,306	965,278
		149,965,407	97,176,505
Payments resulting from:
Short-term financial applications	14.b	(7,118,108)	(5,048,807)
Financial investments		(4,306,527)	(53,075)
Tangible and intangible assets		(360,008,376)	(478,599,880)
Other investing activities		(395)	(34,245)
		(371,433,406)	(483,736,007)
Cash flows from investing activities (2)		(221,467,999)	(386,559,502)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	14.e	242,422,894	1,177,949,183
Subsidies		127,000	551,187
Other financing activities		—	45,217
		242,549,894	1,178,545,587
Payments resulting from:
Loans repaid	14.e	(484,003,688)	(2,306,897,214)
Interest and related expenses	14.c	(163,487,190)	(191,828,335)
Dividends	14.f	(31,522,175)	(192,586,087)
Other financing activities	14.g	(41,357,003)	(31,576,011)
		(720,370,056)	(2,722,887,647)
Cash flows from financing activities (3)		(477,820,162)	(1,544,342,060)

Cash and cash equivalents at the beginning of the period		2,507,099,156	4,930,012,396
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(418,574,570)	(1,596,639,229)
Effect of exchange differences		30,876,380	(16,754,154)
Cash and cash equivalents at the end of the period		2,119,400,966	3,316,619,013

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 31 March 2013

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia. These services have not significantly changed during the three months period ended 31 March 2013, as compared to those reported in Portugal Telecom’s last annual report.

In January 2013, Portugal Telecom launched the first quadruple play offer in Portugal, through the brand name M4O, representing a fixed mobile convergent service, including television, internet and fixed and mobile telephone services.

On April 2, 2013, CTX Participações’s (“CTX”) shareholders, including Portugal Telecom, received a premium in shares of 25% of common shares held by them, and Contax Participações (“Contax”) absorbed CTX’s total indebtedness as part of a corporate reorganization in connection with Contax’s migration to Level 2 Corporate Governance of the São Paulo Stock Exchange. Level 2 is a listing segment for the trading of shares issued by companies that voluntarily adopt specified corporate governance practices and commit to additional information disclosure beyond the levels required by Brazilian law. As a result of Contax’s corporate reorganization, Portugal Telecom increased its economic interest in Contax from 19.5% to 21.1%.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 22 May 2013.

2.                  Basis of presentation

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) approved by the European Union.

These consolidated financial statements have been presented in accordance with IAS 34 Interim Financial Reporting (“IAS 34”). These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2012. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

During the three month periods ended 31 March 2013 and 2012, there were no relevant changes in the consolidation perimeter.

3.                  Accounting policies, judgments and estimates

Except for the adoption of the revised version of IAS 19 Employee Benefits (“IAS 19”), the accounting policies, judgments and estimates applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements.

During the three months period ended 31 March 2013, the following standards, revised standards or interpretations adopted by the European Union became effective, which had no impact in Portugal Telecom’s consolidated financial statements, except for the adoption of the revised version of IAS 19, as explained further in this note:

•             Amendments to IFRS 1 First Time Adoption of IFRS issued in December 2010

•             Amendments to IAS 12 Income Taxes issued in December 2010

•             Amendments to IAS 1 Presentation of Financial Statements issued in June 2011

•             Amendments to IFRS 7 Financial Instruments: Disclosures issued in December 2011

•             IFRS 13 Fair Value Measurement issued in May 2011

•             Amendments to IAS 19 Employee Benefits issued in June 2011

•             Amendments to IFRS 1 First Time Adoption of IFRS issued in March 2012

The following standards, revised standards or interpretations were issued by the IASB in previous years and have already been adopted by the European Union but its mandatory application date occurs only in subsequent years:

•             Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates issued in May 2011

•             IFRS 10 Consolidated Financial Statements issued in May 2011

•             IFRS 11 Joint Arrangements issued in May 2011

•             IFRS 12 Disclosure of Interests in Other Entities issued in May 2011

•             Amendments to IAS 32 Financial Instruments: Presentation issued in December 2011

•             Amendments to IFRS 10 transition guidance of Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities issued in June 2012

The following standards, revised standards or interpretations were issued by the IASB but not yet adopted by the European Union, the mandatory adoption date of which set by the IASB occurs in subsequent years:

•             IFRS 9 Financial Instruments Measurement issued in October 2010

•             Amendments to IFRS 7 Financial Instruments: Disclosures issued in December 2011

•             Amendments to IFRS 10, IFRS 12 and IAS 27 issued on 31 October 2012

In relation to the adoption of the revised version of IAS 19 Employee Benefits, the main amendments included in this revised standard are as follows:

•             the elimination of an option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’, resulting in a mandatory recognition of actuarial gains and losses in other comprehensive income; this change had no impact on Portugal Telecom’s financial statements since the Company’s accounting policy was already in line with the mandatory approach included in the revised standard;

•             the change in the calculation of the expected return on assets, which is now based on the discount rates used to calculate the present value of the related benefit obligations instead of the long-term rate of return previously determined; the impact of this change on Portugal Telecom’s financial statements resulted in a lower expected return on assets (now presented on a net basis as net interest cost) and consequently higher post retirement benefit costs, since the Company’s discount rates were lower than the former 6% expected return on assets;

•             the mandatory immediate recognition of unvested prior year service gains or losses, which previously could be deferred and recognized over the future vesting period; Portugal Telecom had previously recorded prior year service gains related to unvested rights, which following the adoption of this revised standard were reversed as from 1 January 2012;

•             some additional disclosure requirements that are mandatory only for annual financial statements and therefore had no impact on these interim financial statements.

Consequently, as a result of the adoption of the revised version of IAS 19, the following changes were made to the previously reported Consolidated Statements of Financial Position as at 1 January and 31 December 2012 and to the previously reported Consolidated Income Statement for the three months period ended 31 March 2012:

Consolidated Statement of Financial Position as at 1 January 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Assets
Deferred taxes	1,247,784,040	(4,191,011)	1,243,593,029
Other assets	21,928,607,401	—	21,928,607,401
Total assets	23,176,391,441	(4,191,011)	23,172,200,430
Liabilities
Post retirement benefits	1,004,065,628	(16,764,043)	987,301,585
Other liabilities	18,430,153,056	—	18,430,153,056
Total liabilities	19,434,218,684	(16,764,043)	19,417,454,641
Equity excluding non-controlling interests	2,828,069,784	12,573,032	2,840,642,816
Non-controlling interests	914,102,973	—	914,102,973
Total shareholders’ equity	3,742,172,757	12,573,032	3,754,745,789
Total liabilities and shareholders’ equity	23,176,391,441	(4,191,011)	23,172,200,430

Consolidated Statement of Financial Position as at 31 December 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Assets
Deferred taxes	1,184,140,639	(3,738,676)	1,180,401,963
Other assets	18,911,602,378	—	18,911,602,378
Total assets	20,095,743,017	(3,738,676)	20,092,004,341
Liabilities
Post retirement benefits	932,835,606	(14,954,706)	917,880,900
Other liabilities	16,308,863,097	—	16,308,863,097
Total liabilities	17,241,698,703	(14,954,706)	17,226,743,997
Equity excluding non-controlling interests	2,293,366,564	11,216,030	2,304,582,594
Non-controlling interests	560,677,750	—	560,677,750
Total shareholders’ equity	2,854,044,314	11,216,030	2,865,260,344
Total liabilities and shareholders’ equity	20,095,743,017	(3,738,676)	20,092,004,341

Consolidated Income Statement for the three months period ended 31 March 2012	Euro

	Prior to IAS 19	Impacts of IAS 19	Restated
	amendment	amendment	statement
Total revenues	1,715,685,283	—	1,715,685,283
Costs, losses and (income)
Post retirement benefits costs	14,784,979	1,417,345	16,202,324
Curtailment costs	851,978	—	851,978
Other operating expenses, net	1,500,974,669	—	1,500,974,669
Income before financial results and taxes	199,073,657	(1,417,345)	197,656,312
Financial results	96,616,678	—	96,616,678
Income taxes	21,578,029	(354,336)	21,223,693
Net income	80,878,950	(1,063,009)	79,815,941
Attributable to non-controlling interests	24,414,693	—	24,414,693
Attributable to equity holders of the parent	56,464,257	(1,063,009)	55,401,248
Earnings per share attributable to the equity holders of the parent
Basic	0.07	(0.00)	0.06
Diluted	0.07	(0.00)	0.06

4.                  Exchange rates

As at 31 March 2013 and 31 December 2012, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.5703 and 2.7036 Brazilian Reais to the Euro, respectively. During the three month periods ended 31 March 2013 and 2012, the income and cash flow statements of subsidiaries and jointly controlled entities expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.6368 and 2.3169 Brazilian Reais to the Euro, respectively.

5.                  Segment reporting

The identification and presentation of the operating segments, which is consistent with the segments presented on the annual financial statements as at 31 December 2012, is as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

In the three month periods ended 31 March 2013 and 2012, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

	1Q13			1Q12
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	634,447,021	(5,430,112)	629,016,909	680,372,749	(5,177,830)	675,194,919
Telecommunications in Brazil - Oi (ii)	723,943,188	(770,368)	723,172,820	788,440,993	(700,263)	787,740,730
Revenues relating to other businesses (iii)	349,959,969	(149,558,114)	200,401,855	391,791,664	(139,042,030)	252,749,634
Group consolidated revenues			1,552,591,584			1,715,685,283

(i)             The reduction of Euro 46 million in standalone revenues from telecommunications in Portugal in the three months period ended 31 March 2013, as compared to the same period of last year, is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 24 million), penalized by continued pricing and consumption pressure; (2) revenue decline in the Personal customer segment (Euro 13 million), as a result of lower customer revenues (Euro 12 million) that reflect challenging economic conditions and pricing pressure, and lower interconnection revenues (Euro 5 million), following the regulated tariff declines, which more than offset higher equipment sales (Euro 5 million); and (3) a reduction in revenues from wholesale and other businesses (Euro 15 million), including the impact from the decline in the directories business (Euro 3 million), lower capacity sales and the decline in revenues from public phones. These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 6 million), mainly related to Pay-TV and broadband revenues, which are underpinned by solid performance and continued market share gains of Meo’s double and triple play offers.

(ii)          The reduction of Euro 64 million in standalone revenues from Oi in the three months period ended 31 March 2013, as compared to the same period of last year, is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro (Euro 100 million). On a constant currency basis, revenues would have amounted to Euro 824 million in the three months period ended 31 March 2013, an increase of Euro 35 million over the same period last year, primarily explained by: (1) higher residential revenues, due to the positive contribution of broadband and pay-TV revenues, that more than offset lower fixed voice revenues; (2) an increase in personal mobility revenues, on the back of higher revenues from traffic, broadband services and monthly fees, underpinned by Oi’s strong focus in the postpaid and higher income segments; and (3) higher sales, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market.

(iii)       The lower contribution from other businesses to consolidated revenues reflects mainly the impact of the depreciation of the Brazilian Real and the Namibian Dollar against the Euro (Euro 22 million). Adjusting for this effect, the reduction in this caption is primarily explained by a lower contribution from Contax (Euro 23 million), reflecting lower revenues from Brazilian call centre services that more than offset higher revenues derived from Contax’s foreign operations (Allus).

In the three month periods ended 31 March 2013 and 2012, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

	1Q13	1Q12
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal (i)	124,618,494	121,366,829
Telecommunications in Brazil - Oi (ii)	68,108,709	72,921,902
Income before financial results and taxes relating to other businesses	1,510,563	3,367,581
Income before financial results and taxes	194,237,766	197,656,312
Financial gains and (losses):
Net interest expenses (Note 8)	(145,674,248)	(107,622,263)
Equity in earnings of associated companies, net (iii)	40,062,337	46,244,340
Net other financial losses (Note 9)	(17,561,121)	(35,238,755)
Income taxes (Note 10)	(32,292,311)	(21,223,693)
Net income	38,772,423	79,815,941

(i)             The performance of this operating segment reflects mainly lower operating revenues (Euro 46 million), which more than offset the following effects: (1) a decrease in commercial costs, mainly due to lower sales in the Personal customer segment and a strict cost discipline in marketing investments; (2) a reduction in depreciation and amortization expenses (Euro 5 million), already benefiting from lower investments in recent quarters; (3) lower post retirement benefits costs (Euro 4 million), explained by the decline in discount rates that resulted in a lower net interest cost; and (4) the recognition of an account receivable related to the Concession Agreement of PT Comunicações (Note 7).

(ii)          Excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 9 million), Oi’s income before financial results and taxes would have increased by Euro 5 million, reflecting an increase in net service revenues (Euro 22 million), higher sales and other revenues (Euro 18 million) and a reduction in personnel costs (Euro 24 million) explained primarily by lower variable remunerations. These effects more than offset (1) higher depreciation and amortization expenses (Euro 19 million), reflecting increased capital expenditures incurred in 2012 as compared to previous years, including the acquisition of the 4G license in June 2012, (2) higher commercial costs (Euro 16 million), reflecting the improvements in sales and services rendered, and (3) higher third party expenses, including mainly maintenance and repairs and rentals.

(iii)       Equity in earnings of associated companies decreased from Euro 46 million to Euro 40 million in the three months period ended 31 March 2013, reflecting primarily tax and currency effects as operationally these businesses continue to perform.

In the three month periods ended 31 March 2013 and 2012, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 12):

Euro

	1Q13	1Q12
Telecommunications in Portugal	99,165,819	114,895,528
Telecommunications in Brazil - Oi	164,252,004	120,583,300
Other businesses	23,113,915	23,417,892
	286,531,738	258,896,720

In the three months period ended 31 March 2013, capital expenditures in the Portuguese telecommunications business was primarily directed to: (1) IT/IS projects, which represented 28% of total capital expenditures and almost doubled versus the same period of last year; (2) customer related capital expenditures, which amounted to Euro 40 million, representing a reduction of 20.3% over the same period of last year that reflects lower unitary equipment costs, lower net additions and lower churn across the pay-TV and broadband services; and (3) lower infrastructure capital expenditures; and (3) technology and infrastructure capital expenditures, which amounted to Euro 32 million, representing a reduction of 35.7% over the same period of last year, reflecting the strong investments made during the last years in the deployment of the FTTH network, in the modernisation of the 2G network already 4G-enabled, and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, notwithstanding the investments in the deployment of the 4G LTE network. The investments in IT/IS projects were focused on the IT transformation programme aimed at converge, standardise, integrate and simplify business processes and IT, thus enabling a truly convergent customer experience.

On a constant currency basis, excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 23 million), Oi’s capital expenditures would have amounted to Euro 187 million in the three months period ended 31 March 2013, an increase of Euro 66 million over the same period of last year reflecting investments in 3G coverage and capacity, in the initial roll-out of 4G-LTE network and in the capacity and capillarity of the wireline and broadband networks.

6.                  Post retirement benefits

As at 31 March 2013, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the three months period ended 31 March 2013 are based on the 31 December 2012 actuarial studies, adjusted only by curtailment costs incurred during that period.

As at 31 March 2013, the projected post retirement benefits obligations from Portuguese operations, which relate to pension complements and healthcare benefits, totalled Euro 502 million and the market value of assets under management amounted to Euro 397 million, as compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 700 million as at 31 March 2013, as compared to Euro 730 million as at 31 December 2012, which are not subject to any legal funding requirement. These salaries are paid on a monthly basis directly by Portugal Telecom to beneficiaries until retirement age. Consequently, as at 31 March 2013, net benefits obligations from Portuguese operations amounted to Euro 805 million, as compared to Euro 834 million as at 31 December 2012. In addition, Portugal Telecom proportionally consolidated net post retirement benefits obligations of Oi, which amounted to Euro 70 million as at 31 March 2013 and Euro 73 million as at 31 December 2012.

During the three month periods ended 31 March 2013 and 2012, the movements occurred in post retirement benefits obligations, net of the market value of plan assets, were as follows:

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	complements	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287	72,269,136	462,142	72,731,278	906,465,565
Periodic post retirement benefits costs	303,917	1,587,977	3,320,433	5,212,327	1,827,566	10,370	1,837,936	7,050,263
Work force reduction costs	—	—	24,028	24,028	—	—	—	24,028
Net actuarial losses (gains)	(944,841)	5,201,865	—	4,257,024	—	—	—	4,257,024
Payments, contributions and reimbursements	(151,160)	(3,997,396)	(34,210,738)	(38,359,294)	(8,659,118)	—	(8,659,118)	(47,018,412)
Foreign currency translation adjustments	—	—	—	—	3,571,247	24,236	3,595,483	3,595,483
Balance as at 31 March 2013	27,009,121	78,288,081	699,571,170	804,868,372	69,008,831	496,748	69,505,579	874,373,951

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	complements	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2011	23,084,264	106,349,617	782,498,256	911,932,137	61,354,018	394,495	61,748,513	973,680,650
Periodic post retirement benefits costs	343,708	2,026,205	6,435,818	8,805,731	1,475,699	10,437	1,486,136	10,291,867
Work force reduction costs	—	—	439,958	439,958	—	—	—	439,958
Net actuarial losses (gains)	(3,553,502)	(9,494,544)	34,775,396	21,727,350	—	—	—	21,727,350
Payments, contributions and reimbursements	(1,417,138)	(5,174,729)	(35,602,240)	(42,194,107)	(10,716,125)	(41)	(10,716,166)	(52,910,273)
Foreign currency translation adjustments	—	—	—	—	24,725	(3,153)	21,572	21,572
Balance as at 31 March 2012	18,457,332	93,706,549	788,547,188	900,711,069	52,138,317	401,738	52,540,055	953,251,124

Certain post retirement benefits plans that have a surplus position, for which an asset can be recorded as it is possible to obtain reimbursements for the excess financing of those plans, are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 March 2013 and 31 December 2012, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	31 Mar 2013	31 Dec 2012
Pension plans with a deficit position	105,173,457	111,485,676
Salaries to pre-retired and suspended employees	699,571,170	730,437,447
Healthcare plans with a deficit position	78,784,829	75,957,777
Plans with a deficit position	883,529,456	917,880,900
Pension plans with a surplus position	(9,155,505)	(11,415,335)
	874,373,951	906,465,565

The detail of post retirement benefits costs in the three month periods ended 31 March 2013 and 2012 is as follows:

Euro

	1Q13	1Q12
Post retirement benefits costs
Portuguese operations
Periodic service cost	1,056,245	880,593
Net interest cost	4,156,082	7,925,138
	5,212,327	8,805,731
Service cost related to liabilities transferred to the Portuguese State (i)	5,472,665	5,910,457
Sub-total	10,684,992	14,716,188
Oi
Periodic service cost	409,792	661,637
Net interest cost	(6,323,644)	(28,015,687)
Effect of the limit on a defined benefit asset (ii)	2,571,365	28,840,186
Sub-total	1,837,936	1,486,136
Total post retirement benefits costs	12,522,928	16,202,324

Work force reduction costs
Curtailment cost	24,028	439,958
Termination payments	619,865	412,020
Total work force reduction costs	643,893	851,978

(i)        This caption relates to a contribution to the Portuguese Social Security System, regarding the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

(ii)     Oi has several plans that present a surplus position for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans; accordingly, and considering the provisions of IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, losses are recognized for those plans for which an asset cannot be recognized.

The detail of net actuarial gains (losses) recorded in the Consolidated Statement of Comprehensive Income in the three month periods ended 31 March 2013 and 2012, which relate to Portuguese operations, is as follows:

Euro

	1Q13	1Q12
Changes in actuarial assumptions (i)	—	(34,775,396)
Differences between actual data and actuarial assumptions (ii)	(4,257,024)	13,048,046
	(4,257,024)	(21,727,350)

(i)        In the three months period ended 31 March 2012, this caption corresponds to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age.

(ii)     These net actuarial gains and losses recorded in the three month periods ended 31 March 2013 and 2012 relate to the difference between actual return on plan assets and the expected return on plan assets computed based on the discount rates for the related obligations. In the three month periods ended 31 March 2013 and 2012, the actual return on plan assets was -0.1% and +4.9%, respectively, as compared to the average quarterly discount rates used the compute the expected return on assets, which stood at approximately +0.9% and +1.2%, respectively.

Net cash out flows relating to post retirement benefits in the three month periods ended 31 March 2013 and 2012 are as follows:

Euro

	1Q13	1Q12
Payments of salaries to pre-retired and suspended employees	34,210,738	35,602,240
Contributions to the pension funds (i)	8,659,118	11,816,125
Payments related to healthcare expenses	3,997,396	5,174,770
Payments of pension complements benefits	151,160	317,138
	47,018,412	52,910,273
Service cost related to liabilities transferred to the Portuguese State (ii)	5,150,338	9,003,662
Termination payments	619,865	412,020
	52,788,615	62,325,955

(i)        This caption includes primarily contributions related to the pension plans from Oi amounting to Euro 8.7 million and Euro 10.7 million, respectively.

(ii)     This caption corresponds to the contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

7.                  Net other costs (gains)

Net other gains amounted to Euro 21 million in the three months period ended 31 March 2013, as compared to net other costs of Euro 9 million in the same period of last year, a change of Euro 31 million that reflects primarily the recognition of an account receivable related to the wireline Concession Agreement.

8.                  Net interest expenses

In the three month periods ended 31 March 2013 and 2012, this caption consists of (Note 5):

Euro

	1Q13	1Q12
Interest expense
Related to loans obtained and financial instruments	177,077,097	196,739,247
Other	1,377,917	1,446,125
Interest income
Related to cash, short-term investments and financial instruments	(31,391,790)	(89,541,737)
Other	(1,388,976)	(1,021,372)
	145,674,248	107,622,263

The increase in net interest expenses reflects primarily (1) an increase in the average cost of net debt from Portuguese operations, from 3.6% in the first quarter of 2012 to 5.3% in the first quarter 2013, mainly due to a lower return on cash applications and also as a result of an increase in the average cost of gross debt, and (2) a higher contribution from Oi, Contax and its controlling shareholders (Euro 15 million), reflecting the impact of the increase in its average net debt partially offset by the reduction in the cost of debt in Brazil and the effect of the depreciation of the Brazilian Real against the Euro (Euro 11 million). The increase in Oi’s debt is primarily explained by (1) payments made in April 2012 in connection with Oi’s corporate simplification, (2) the negative free cash flow generated between the first quarters of 2012 and 2013, reflecting mainly legal action payments, and (3) the dividends paid in May and August 2012.

9.                  Net other financial losses

In the three month periods ended 31 March 2013 and 2012, this caption consists of (Note 5):

Euro

	1Q13	1Q12
Bank commissions and expenses	16,594,699	19,036,952
Net losses (gains) on derivatives	(4,956)	3,965,683
Net foreign currency exchange losses (gains)	(5,504,476)	3,435,410
Other	6,475,854	8,800,710
	17,561,121	35,238,755

The reduction in net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, reflects primarily: (1) a decrease in net foreign currency exchange losses at Portuguese operations, mainly due to the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars during the three months period ended 31 March 2012, as compared to an appreciation in the three months period ended 31 March 2013; and (2) a loss of Euro 4 million recorded in the three months period ended 31 March 2012 in connection with the settlement of an interest rate derivative.

10.           Income taxes

In 2013, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million (Euro 10.0 million in 2012) and at the rate of 5.0% on taxable income in excess of Euro 7.5 million (Euro 10.0 million in 2012), resulting in a maximum aggregate tax rate of approximately 31.5%.

Companies located in Brazil, namely Oi and Contax that are proportionally consolidated, are subject to income taxes at a nominal rate of 34%.

In the three month periods ended 31 March 2013 and 2012, the reconciliation between the nominal and the effective income tax is as follows:

	1Q13	1Q12
Income before taxes	71,064,734	101,039,634
Statutory tax rate	31.5%	31.5%
	22,385,391	31,827,485
Difference in tax rates (i)	(5,049,542)	(3,854,398)
Tax incentives obtained by Oi	(2,362,598)	(4,367,360)
Permanent differences (ii)	13,554,861	(3,066,815)
Provisions for income tax contingencies	4,076,860	686,987
Adjustments to the income taxes of previous years	(312,661)	(2,206)
	32,292,311	21,223,693
Income tax
Income tax-current	43,458,953	54,182,787
Deferred taxes	(11,166,642)	(32,959,094)
	32,292,311	21,223,693

(i)    This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations.

(ii)   The increase in this caption reflects primarily the impact of higher non-taxable interest expenses in Portugal and certain non-taxable expenses in Oi, such as fines and donations, sponsorships and dividends prescribed, which were extraordinarily lower in the first quarter of 2012.

The increase in consolidated income taxes, from Euro 21 million to Euro 32 million in the three month periods ended 31 March 2012 and 2013, respectively, reflects primarily a significantly lower effective tax rate from Brazilian operations in the first quarter of 2012. Adjusting for the contribution from Brazilian operations and also for higher non-deductible financial expenses and provisions for income taxes in the first quarter of 2013, the effective tax rate would have been 28.5% in the first quarter of 2013 and 31.3% in the first quarter of 2012.

Deferred tax assets recorded in the Consolidated Statement of Financial Position amounted to Euro 1,209 million as at 31 March 2013 and Euro 1,180 million as at 31 December 2012, an increase explained primarily by the impact of the appreciation of the Brazilian Real against the Euro (Euro 33 million). The increase in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 922 million as at 31 December 2012 to Euro 929 million as at 31 March 2013, also reflects the impact of the depreciation of the Brazilian Real against the Euro (Euro 33 million), partially offset by the recognition in earnings of the fair value adjustments recorded in connection with purchase price allocations related to the acquisition by Portugal Telecom of the investments in Oi and Contax, completed in March 2011, and to other business combinations occurred in previous years at the Oi Group.

11.           Earnings per share and dividends

Earnings per share in the three month periods ended 31 March 2013 and 2012 were computed as follows:

Euro

		1Q13	1Q12
Net income attributable to equity holders of the parent	(1)	26,746,652	55,401,248
Financial costs related to exchangeable bonds (net of tax)	(2)	7,607,015	7,408,999
Net income considered in the computation of the diluted earnings per share	(3)	34,353,667	62,810,247
Weighted average common shares outstanding in the period (i)	(4)	855,028,595	860,014,731
Effect of the exchangeable bonds (ii)		84,175,084	79,787,234
	(5)	939,203,679	939,801,965
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.03	0.06
Diluted	(3)/(5)	0.03	0.06

(i)    Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, and (2) Portugal Telecom’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi.

(ii)   The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in May 2012.

On 27 April 2012, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, amounting to Euro 184,799,868 (Note 14.f), and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 371,937,439.

On 19 April 2013, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, which was paid on 17 May 2013.

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s issued shares adjusted by treasury shares recognized in the Consolidated Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom’s economic interest in its own shares that were acquired by Telemar Norte Leste throughout 2011 and 2012.

12.           Tangible and intangible assets

As at 31 March 2013 and 31 December 2012, the balances of tangible and intangible assets were as follows:

Euro

	31 Mar 2013	31 Dec 2012
Tangible assets	6,126,029,432	6,018,873,354
Intangible assets
Licenses and other rights	3,649,806,021	3,540,432,361
Other intangible assets	99,790,858	99,693,726
	3,749,596,879	3,640,126,087
	9,875,626,311	9,658,999,441

The change in the carrying amount of tangible and intangible assets during the three months period ended 31 March 2013 is primarily explained by:

•                  Depreciation and amortization costs of Euro 340 million;

•                  Capital expenditures amounting to Euro 287 million (Note 5); and

•                  Positive foreign currency translation adjustments amounting to Euro 272 million, which mainly relate to the impact of the appreciation of the Brazilian Real against the Euro.

During the three month periods ended 31 March 2013 and 2012, depreciation and amortization costs and capital expenditures were as follows:

Euro

	1Q13	1Q12
Depreciation and amortization costs
Tangible assets	223,893,802	232,648,779
Intangible assets	116,463,011	114,079,551
	340,356,813	346,728,330
Capital expenditures (Note 5)
Tangible assets	262,047,417	239,352,571
Intangible assets	24,484,321	19,544,149
	286,531,738	258,896,720

The decrease of Euro 6 million in depreciation and amortization costs in the three months period ended 31 March 2013, as compared to the same period of last year, is primarily explained by lower contributions from the Portuguese telecommunications business (Euro 5 million), already benefiting from lower investments in recent quarters, and Oi (Euro 1 million), as the impact of the depreciation of the Brazilian Real against the Euro (Euro 20 million) more than offset an increase on a constant currency basis reflecting increased capital expenditures incurred in 2012 as compared to previous years, including the acquisition of the 4G license in June 2012.

As at 31 March 2013, excluding the impact of the proportional consolidation of Oi and Contax, the Group assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 87 million and Euro 67 million, respectively.

13.           Debt

As at 31 March 2013 and 31 December 2012, Portugal Telecom’s gross debt amounted respectively to Euro 11,036,611,811 and Euro 11,098,505,875, as follows:

Euro

	31 Mar 2013		31 Dec 2012
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	735,414,648	—	732,944,410
Bonds	1,029,733,527	6,058,662,632	1,079,735,369	5,873,764,355
Bank loans
External loans	333,798,228	2,213,798,204	186,722,516	2,475,411,145
Domestic loans	3,412,934	107,712,618	2,753,090	108,765,906
Liability related to equity swaps on treasury shares	73,210,081	—	73,210,081	—
Commercial paper	255,750,000	—	175,750,000	—
Leasings	24,988,249	24,294,086	24,286,305	23,968,784
Derivative financial instruments	15,599,827	(60,294,095)	(31,333,877)	(7,657,476)
Other financings	30,853,035	189,677,837	201,629,403	178,555,864
	1,767,345,881	9,269,265,930	1,712,752,887	9,385,752,988

During the three months period ended 31 March 2013, gross debt decreased by Euro 62 million primarily due to the Euro 350 million decrease in the outstanding due under Portugal Telecom’s standby credit facilities entered into by PT Finance in previous years. This effect was partially offset by (1) an increase of Euro 80 million in commercial paper issued by Portugal Telecom, and (2) an increase of Euro 199 million in Oi’s gross debt, reflecting primarily the impact of the appreciation of the Brazilian Real against the Euro (Euro 160 million). On a constant currency basis, Oi’s gross debt would have increased by Euro 40 million, primarily explained by the debentures issued by Oi in March 2013, amounting to R$1,500 million (Euro 150 million) and maturing in 2019, which more than offset several repayments made during the quarter in line with repayment terms disclosed in the last annual report.

Except for the above mentioned, during the three months period ended 31 March 2013, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2012 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes. Additionally, the repayments of debt were made in line with repayment terms disclosed in the last annual report.

Excluding the impact of the proportional consolidation of Oi, Contax and its controlling shareholders, the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities plus the amount of cash, totalled Euro 3,161 million.

On 30 April 2013, PT Finance repaid the 1 billion Eurobond issued in April 2009, and on 10 May 2013, PT Finance issued a new Eurobond amounting to Euro 1,000 million with a maturity of 7 years, bearing interest at a fixed rate of 4.625%.

On 11 February 2013, Standard & Poors reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BB+ to BB, with negative outlook, and maintaining the short-term rating at B.

14.           Statement of cash flows

(a)      Payments relating to indirect taxes and other - This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” of the Consolidated Income Statement, and also payments and collections of

Value-Added Tax in Portugal and ICMS in Brazil. The decrease of Euro 99 million in this caption reflects primarily the impact of the depreciation of the Brazilian Real against the Euro and also the annual payment of Fistel fees by Oi that in 2012 took place in March while in 2013 only took place in April.

(b)  Short-term financial applications - These captions include basically cash payments related to new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash receipts amounted to Euro 80,600,014 in the three months period ended 31 March 2013, as compared to net cash payments of Euro 4,381,216 in the three months period ended 31 March 2012.

(c)          Cash receipts (payments) resulting from interest and related income (expenses) — In the three month periods ended 31 March 2013 and 2012, cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 129,810,290 and Euro 121,341,359, respectively. This increase is primarily explained by a higher contribution from Oi (Euro 25 million), following the increase in its average net debt over the last year as a result of dividends paid in May and August 2012 and amounts paid in April 2012 in connection with the completion of its corporate simplification. Oi’s higher contribution was partially offset by lower payments at Portuguese operations (Euro 21 million).

(d)         Cash receipts resulting from dividends — During the three month periods ended 31 March 2013 and 2012, this caption corresponds to dividends received from Portugal Telecom’s associated company CTM.

(e)          Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the three months period ended 31 March 2013, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 241,580,794 and, as explained in Note 13, reflect primarily (1) the reduction in the outstanding amount due under Portugal Telecom’s standby facilities (Euro 350 million), partially offset by (2) the R$ 1,500 debentures issued by Oi in March 2013 (Euro 150 million proportionally consolidated).

In the three months period ended 31 March 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 1,128,948,031 and include primarily: (1) the repayment of the Eurobond amounting to Euro 1,300 million issued by PT Finance in March 2005, (2) the repayment of debentures amounting to R$ 1,500 million issued by Tele Norte Leste Participações in May 2011 (Euro 166 million proportionally consolidated), and (3) the repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule. These effects were partially offset by senior notes and debentures issued by Oi, S.A. totalling R$ 4,589 million (Euro 507 million proportionally consolidated).

(f)           Dividends paid — In the three month periods ended 31 March 2013 and 2012, the composition of this caption is as follows:

	1Q13	1Q12
Oi (i)	14,891,114	4,218,279
MTC (ii)	10,101,130	—
Portugal Telecom (Note 11)	—	184,799,868
Other	6,529,931	3,567,940
	31,522,175	192,586,087

(i)        Dividends paid by Oi included under this caption correspond to the difference between the proportional consolidation of dividends paid by this entity and the consolidation of amounts received by its controlling shareholders, including Telemar Participações, AG Telecom Participações, LF-Tel and Bratel Brasil. In the three months period ended 31 March 2013 this caption relates mainly to the dividends paid by Oi in March 2013, amounting to R$ 840 million.

(ii)     In the three months period ended 31 March 2013, this caption corresponds to the dividdends relating to the fiscal year 2012, while the 2011 dividends had been paid in the fourth quarter of 2011.

(g)      Payments resulting from other financing activities — This caption includes primarily (1) the settlement of cross currency derivatives by Oi (Euro 41 million and Euro 19 million in the three month periods ended 31 March 2013 and 2012, respectively), and (2) payments to non-controlling interests of Africatel related to a share capital reduction undertaken by this company in the first quarter of 2012 (Euro 13 million).

15.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 March 2013 and 31 December 2012 and transactions occurred during the three month periods ended 31 March 2013 and 2012 between Portugal Telecom and associated companies and jointly controlled entities are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	31 Mar 2013	31 Dec 2012	31 Mar 2013	31 Dec 2012	31 Mar 2013	31 Dec 2012
Jointly controlled entities (i)	6,361,419	5,657,114	—	—	—	—
Other international companies:
Unitel (ii)	255,412,277	245,675,718	7,355,025	5,809,113	—	—
Multitel	7,867,444	7,517,277	384,232	323,322	965,080	936,627
CTM	155,688	154,198	57,108	15,743	—	—
Other	1,286,805	—	—	—	—	—
Domestic companies:
Páginas Amarelas	551,750	4,383,690	1,148,376	6,517,948	—	—
PT-ACS	2,812,931	2,417,335	2,866,903	2,386,234	—	—
Fundação PT	1,105,600	569,949	—	11	—	—
Sportinveste Multimédia	61,532	103,641	584,301	643,387	32,282,861	32,282,861
Siresp	15,034	38,179	5,880	—	1,387,000	1,513,090
Other	275,960	230,808	573,376	502,404	2,439,333	2,478,408
	275,906,440	266,747,909	12,975,201	16,198,162	37,074,274	37,210,986

(i)    This caption relates primarily to balances outstanding between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)   Accounts receivable from Unitel as at 31 March 2013 and 31 December 2012 include basically dividends receivable from this associated company.

Euro

	Costs		Revenues		Interest charged
Company	1Q13	1Q12	1Q13	1Q12	1Q13	1Q12
Jointly controlled entities (i)	763,485	512,621	29,868,256	18,581,571	—	—
Other international companies:
Unitel	1,245,363	2,067,731	3,191,571	3,904,110	331,118	—
Multitel	4,006	171,528	465,340	748,613	—	—
CTM	74,045	9,368	25,619	51,725	—	—
Other	7,387	611	54,648	54,281	—	—
Domestic companies:
Páginas Amarelas (ii)	5,808,207	7,718,796	384,267	460,349	—	—
PT-ACS	2,773,967	3,681,370	673,028	437,575	—	—
Sportinveste Multimédia	276,996	281,502	49,432	35,252	8,559	17,360
Siresp	—	47,707	3,797,300	3,507,331	14,980	35,177
Other	97,526	132,309	1,004,866	933,331	34,198	—
	11,050,982	14,623,543	39,514,327	28,714,138	388,855	52,537

(i)        This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)     The reduction in costs with Páginas Amarelas reflects primarily the decline in the directories business.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•                  Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•                  Roaming agreements entered into with Unitel; and

•                  Call centre services provided by Contax to Oi.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits, short-term investments and financings entered into by the Company with those financial institutions, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the three months period ended 31 March 2013 and balances as at 31 March 2013 between Portugal Telecom and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

	Euro
	Revenues	Costs	Accounts	Accounts
Company	and gains (i)	and losses (i)	receivable	payable
BES	18,576,134	5,440,143	3,791,326	493
Caixa Geral de Depósitos	5,752,116	2,103,360	3,056,158	51,647
Visabeira	2,275,332	19,638,810	25,419,155	12,716,220
Controlinveste	598,078	12,683,412	530,536	8,935,774
RS Holding	135,272	844,738	328,141	224,154
BlackRock	267	—	—	—
UBS	10	11,250	254	—
	27,337,209	40,721,713	33,125,570	21,928,288

(i)        Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline approved by the board of directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 March 2013, the total exposure of these investments to BES, Rocha dos Santos Holding and Portugal

Telecom was Euro 69 million, Euro 104 million and Euro 67 million, respectively, as compared to Euro 77 million, Euro 104 million and Euro 66 million as at 31 December 2012, respectively.

c) Other

During the three month periods ended 31 March 2013 and 2012, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 1.25 million and Euro 1.12 million, respectively.

Under the terms of the remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, five of Portugal Telecom’s board members (six in 2012) perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the three month periods ended 31 March 2013 and 2012 a total fixed compensation of R$ 0.49 million (Euro 0.18 million) and R$ 0.51 million (Euro 0.22 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 31 March 2013, there was no share based payment program or termination benefits in place.

During the three month periods ended 31 March 2013 and 2012, key employees of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 1.0 million and Euro 1.1 million, respectively, and there were no payments of variable remunerations.

16.           Subsequent events

On 30 April 2013, PT Finance repaid the 1 billion Eurobond issued in April 2009, and on 10 May 2013, PT Finance issued a new Eurobond amounting to Euro 1,000 million with a maturity of 7 years, bearing interest at a fixed rate of 4.625%.

On April 2, 2013, as mentioned in more detail in Note 1, Contax undertook a corporate reorganization as a result of which Portugal Telecom increased its economic interest in Contax from 19.5% to 21.1%.

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PBO	Post Retirement Benefit Obligations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.